Exhibit 10.2

DEED OF TRUST, ASSIGNMENT OF LEASES AND RENTS, SECURITY AGREEMENT AND FIXTURE FILING

by

and between

PARKWAY PROPERTIES LP,
as Borrower

and

JACK EDELBROCK
as Trustee

for the benefit of

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
as Lender

Property Known As

This Deed of Trust Was Prepared By
After Recordation This Deed of Trust Should Be Returned To:

Randi Margolin, Esquire
c/o Teachers Insurance and Annuity
Association of America
730 Third Avenue
New York, New York 10017

DEED OF TRUST, ASSIGNMENT OF LEASES AND RENTS, SECURITY AGREEMENT AND FIXTURE FILING

THIS DEED OF TRUST, ASSIGNMENT OF LEASES AND RENTS AND SECURITY AGREEMENT made this 19th day of December, 2005, by PARKWAY PROPERTIES LP ("**Borrower**"), a Delaware limited partnership, having its principal place of business c/o Parkway Properties, Inc., 188 East Capitol Street, Suite 1000, Jackson, Mississippi 39201-2195, Attn: Chief Financial Officer, to Jack Edelbrock, Esq. an individual having an address at 71 South Wacker Drive, Chicago, Illinois 60606 ("**Trustee")**, for the benefit of TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA ("**Lender**"), a New York corporation, having an address at 730 Third Avenue, New York, New York 10017.

RECITALS:

A. Lender agreed to make and Borrower agreed to accept a loan (the "**Loan**") in the maximum principal amount of $86,000,000.

B. To evidence the Loan, Borrower executed and delivered to Lender a promissory note (the "**Note**"), dated the date of this Deed of Trust, in the principal amount of EIGHTY SIX MILLION AND NO/100 Dollars ($86,000,000.00) that amount or so much as is outstanding from time to time is referred to as the "**Principal**"), promising to pay the Principal with interest thereon to the order of Lender as set forth in the Note and with the balance, if any, of the Debt being due and payable on January 1, 2016 (the "**Maturity Date**").

C. To secure the Note, this Deed of Trust conveys, among other things, Borrower's fee interest in the real property located in the City of Houston, County of Harris, State of Texas more particularly described in **Exhibit A** (the "**Land**").

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1.   Definitions. Capitalized terms used in this Deed of Trust are defined in **Exhibit B** or in the text with a cross-reference in **Exhibit B**.

Section 1.2.   Rules of Construction. This Deed of Trust will be interpreted in accordance with the rules of construction set forth in **Exhibit C**.

ARTICLE II

GRANTING CLAUSES

Section 2.1. Encumbered Property. BORROWER HEREBY GRANTS, BARGAINS, SELLS, WARRANTS, CONVEYS, TRANSFERS AND ASSIGNS TO THE TRUSTEE AND ITS SUCCESSORS IN TRUST FOREVER WITH POWER OF SALE FOR THE BENEFIT OF THE LENDER, AND THE BORROWER GRANTS TO THE LENDER A CONTINUING SECURITY INTEREST IN, THE FOLLOWING PROPERTY, RIGHTS, INTERESTS AND ESTATES NOW OR IN THE FUTURE OWNED OR HELD BY BORROWER (THE "PROPERTY") FOR THE USES AND PURPOSES SET FORTH IN THIS DEED OF TRUST FOREVER (capitalized terms used in this Section 2.1 and not defined in this Deed of Trust have the meanings ascribed to them in the Uniform Commercial Code):

(i) the Land;

(ii) all buildings and improvements located on the Land (the "**Improvements**");

(iii) all easements; rights of way or use, including any rights of ingress and egress; streets, roads, ways, sidewalks, alleys and passages; strips and gores; sewer rights; water, water rights, water courses, riparian rights and drainage rights; air rights and development rights; oil and mineral rights; and tenements, hereditaments and appurtenances, in each instance adjoining or otherwise appurtenant to or benefiting the Land or the Improvements;

(iv)   all General Intangibles (including Software) and Goods, related to, attached to, contained in or used solely in connection with the Land or the Improvements (excluding personal property owned by tenants);

(v) all agreements, ground leases, grants of easements or rights-of-way, permits, declarations of covenants, conditions and restrictions, disposition and development agreements, planned unit development agreements, cooperative, condominium or similar ownership or conversion plans, management, leasing, brokerage or parking agreements or other material documents affecting Borrower's interest in the Property, including the documents described on **Exhibit D** but expressly excluding the Leases (the "**Property Documents**");

(vi) all Inventory held for sale, lease or resale or furnished or to be furnished under contracts of service, or used or consumed in the ownership, use or operation of the Property, and all Documents of title evidencing any part of any of the foregoing;

(vii) all Accounts, Documents, Goods, Instruments, money, Deposit Accounts, Chattel Paper, Letter-of-Credit Rights, Investment Property, General Intangibles and Supporting Obligations relating to the Property, including all deposits held from time to time by the Accumulations Depositary to provide reserves for Taxes and Assessments together with interest thereon, if any (the "**Accumulations**");

(viii) all awards and other compensation paid after the date of this Deed of Trust for any Condemnation (the "**Condemnation Awards**");

(ix) all proceeds of and all unearned premiums on the Policies (the "**Insurance Proceeds**");

(x) all licenses, certificates of occupancy, contracts, management agreements, operating agreements, operating covenants, franchise agreements, permits and variances relating to the Property;

 (xi) all books, records and other information, wherever located, which are in Borrower's possession, custody or control or to which Borrower is entitled at law or in equity to the extent such items relate to the Property, including all computer hardware and software or other equipment used to record, store, manage, manipulate or access the information; and

(xii) all after-acquired title to or remainder or reversion in any of the property described in this Section; all proceeds (excluding, however, sales or other dispositions of Inventory in the ordinary course of the business of operating the Land or the Improvements), replacements, substitutions, products, accessions and increases of or for the Property, all additions, accessions and extensions to, improvements of or for the Property; and all additional lands, estates, interests, rights or other property acquired by Borrower after the date of this Deed of Trust for use in connection with the Land or the Improvements, all without the need for any additional mortgage, assignment, pledge or conveyance to Lender but Borrower will execute and deliver to Lender, upon Lender's request, any documents reasonably requested by Lender to further evidence the foregoing.

Section 2.2.   Habendum Clause. The Property is conveyed to Lender to have and to hold forever in fee simple**.**

Section 2.3.   Security Agreement.

(a) The Property includes both real and personal property and this Deed of Trust is a real property mortgage and also a "security agreement" and a "financing statement" within the meaning of the Uniform Commercial Code. By executing and delivering this Deed of Trust, Borrower grants to Lender, as security for the Obligations, a security interest in the Property to the full extent that any of the Property may be subject to the Uniform Commercial Code.

(b) This Deed of Trust constitutes a fixture filing under the Laws of the state or commonwealth in which the Property is located and for such purpose, Borrower represents, as of the date hereof, that the following information set forth in clauses (i), (v) and (vi), is true and correct:

(i) The exact legal name and address of Debtor is:

Parkway Properties L P
188 East Capitol Street, Suite 1000

Jackson, Mississippi 39201-2195

    (ii)   <u>Name and address of Secured Party</u>:

    Teachers Insurance and Annuity Association of America
    730 Third Avenue
    New York, New York 10017
    Attn: Director of Portfolio Management
               Mortgage and Real Estate Division

    (iii)<u>Description of the types (or items) of</u>
        <u>property covered by this Financing Statement</u>:

        all of the property described in subsections (ii)-(xii)of the Section entitled
        "**Encumbered Property**" described or referred to herein and included as part of
        the Property.

    (iv) <u>Description of real estate to which collateral is</u>
        <u>attached or upon which it is located</u>: Described in Exhibit A.

    (v)   Debtor Organizational Identification Number: 2702776

    (vi)   Debtor's chief executive office is located in the State of Mississippi and Debtor's
        state or commonwealth of formation is the State or Commonwealth of Delaware.

Lender may file this Deed of Trust, or a reproduction thereof, in the real estate records or other appropriate index, as a financing statement for any of the items specified above as part of the Property. Any reproduction of this Deed of Trust or of any other security agreement or financing statement is sufficient as a financing statement.

    <u>Section 2.4</u>.   <u>Conditions to Grant</u>. This Deed of Trust is made on the express condition that if Borrower pays and performs the Obligations in full in accordance with the Loan Documents, then, unless expressly provided otherwise in the Loan Documents, the Loan Documents will be released at Borrower's expense.

ARTICLE III

OBLIGATIONS SECURED

    <u>Section 3.1</u>. <u>The Obligations</u>. This Deed of Trust secures the Principal, the Interest, the Late Charges (as defined in the Note), the Prepayment Premiums (as defined in the Note), the Expenses, any additional advances made by Lender in connection with the Property or the Loan and all other amounts payable under the Loan Documents (the "**Debt**") and also secures both the timely payment of the Debt as and when required and the timely performance of all

other obligations and covenants to be performed under the Loan Documents (the "**Obligations**"), provided that the foregoing does not limit, qualify or affect in any way the present, absolute nature of the Assignment.

Section 3.2 Future Advances. This Deed of Trust secures both all present advances made by Lender to Borrower under the Note and the other Loan Documents, and all future advances and readvances to be made pursuant to the terms of the Loan Documents. The amount of the present advances secured hereby is Eighty-Six-Eight Million and 00/100 Dollars ($86,000,000.00). All such future advances and readvances shall be made between the date hereof and the date that is fifteen (15) years after the date hereof. The maximum principal amount to be outstanding at any given time and secured by this Deed of Trust shall not exceed Eighty-Six-Eight Million and 00/100 Dollars ($86,000,000.00).

ARTICLE IV

TITLE AND AUTHORITY

Section 4.1. Title to the Property.

(a) Subject to the conveyance effectuated by this Deed of Trust, Borrower has and will continue to have good and marketable title in fee simple absolute to the Land and the Improvements and good and marketable title to the Fixtures and Personal Property, all free and clear of liens, encumbrances and charges except the Permitted Exceptions. To Borrower's knowledge, there are no facts or circumstances that might give rise to a lien, encumbrance or charge on the Property.

(b) Borrower owns and will continue to own all of the other Property free and clear of all liens, encumbrances and charges except the Permitted Exceptions.

(c) This Deed of Trust is and will remain a valid and enforceable first lien on and security interest in the Property, subject only to the Permitted Exceptions.

Section 4.2. Authority.

(a) Borrower is and will continue to be (i) duly organized, validly existing and in good standing under the Laws of the state or commonwealth in which it was formed, organized or incorporated as set forth in Section 2.3 and (ii) duly qualified to conduct business, in good standing, in the state or commonwealth where the Property is located.

(b) Borrower has and will continue to have all approvals required by Law or otherwise and full right, power and authority to (i) own and operate the Property and carry on Borrower's business as now conducted or as proposed to be conducted; (ii) execute and deliver the Loan Documents; (iii) grant, mortgage, warrant the title to, convey, assign and pledge the Property to Lender pursuant to the provisions of this Deed of Trust; and (iv) perform the Obligations.

(c) The execution and delivery of the Loan Documents and the performance of the Obligations do not and will not conflict with or result in a default under any Laws or any Leases or Property Documents and do not and will not conflict with or result in a default under any agreement binding upon any party to the Loan Documents.

(d) The Loan Documents constitute and will continue to constitute legal, valid and binding obligations of all parties to the Loan Documents enforceable in accordance with their respective terms.

(e) Borrower has not changed its legal name or its state or commonwealth of formation, as set forth in Section 2.3, in the four months prior to the date hereof, except as Borrower has disclosed any such change to Lender in writing and delivered to Lender appropriate Uniform Commercial Code search reports in connection therewith.

(f) Borrower has not (i) merged with or into any other entity or otherwise been involved in any reorganization or (ii) acquired substantially all of the assets of any other entity where Borrower became subject to the obligations of such entity, for a period of one year ending on the date hereof, except as Borrower has disclosed any such change, merger, reorganization or acquisition to Lender in writing and delivered to Lender appropriate Uniform Commercial Code search reports in connection therewith.

Section 4.3.   No Foreign Person. Borrower is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code.

Section 4.4. Litigation. There are no Proceedings or, to Borrower's knowledge, investigations against or affecting Borrower or the Property and, to Borrower's knowledge, there are no facts or circumstances that might give rise to a Proceeding or an investigation against or affecting Borrower or the Property which could have a material adverse effect on the Borrower or the Property or Trustee's or Lender's Security interest in the Property. Borrower will give Lender prompt notice of the commencement of any Proceeding or investigation against or affecting the Property or Borrower which could have a material adverse effect on the Property or on Lender's interests in the Property or under the Loan Documents and, at Borrower's expense, will appear in and defend any such Proceeding or investigation. Borrower also will deliver to Lender such additional information relating to the Proceeding or investigation as Lender may request from time to time.

ARTICLE V

PROPERTY STATUS, MAINTENANCE AND LEASES

Section 5.1. Status of the Property.

(a) Borrower has obtained and will maintain in full force and effect all certificates, licenses, permits and approvals that are issued or required by Law or by any entity having jurisdiction over the Property or over Borrower or that are necessary for the Permitted Use, for occupancy and operation of the Property for the conveyance described in this Deed of Trust and for the conduct of Borrower's business on the Property in accordance with the Permitted Use.

(b) The Property is and will continue to be serviced by all public utilities required for the Permitted Use of the Property.

(c) All roads and streets necessary for service of and access to the Property for the current or contemplated use of the Property have been completed, and unless prevented from doing so by a Condemnation Proceeding, Borrower will maintain the present access to the Property or provide alternative serviceable, physically open access, dedicated to and accepted by the Government for use by the public.

(d) The Property is free from damage caused by a Casualty.

(e) All costs and expenses of labor, materials, supplies and equipment used in the construction of the Improvements have been paid in full.

Section 5.2. <u>Maintenance of the Property</u>. Borrower will maintain the Property in thorough repair and good and safe condition, suitable for the Permitted Use, including, to the extent necessary, replacing the Fixtures and Personal Property with property at least equal in quality and condition to that being replaced and free of liens. Borrower will not erect any new buildings, building additions or other structures on the Land or, except for tenant and common area improvements undertaken in the ordinary course of business, otherwise materially alter the Improvements (except for tenant improvements made in accordance with Leases approved or not requiring approval of Lender) without Lender's prior consent which may be withheld in Lender's sole discretion. The Property will be managed by Parkway Realty Services, an Affiliate of Borrower, or a property manager satisfactory to Lender pursuant to a management agreement satisfactory to Lender and terminable by Borrower upon 30 days notice to the property manager.

Section 5.3. <u>Change in Use</u>. Borrower will use and permit the use of the Property for the Permitted Use and for no other purpose.

Section 5.4. <u>Waste</u>. Borrower will not commit or permit any waste (including economic and non-physical waste), impairment or deterioration of the Property or, except for tenant and common area improvements undertaken in the ordinary course of business, any alteration, demolition or removal of any of the Property without Lender's prior consent which may be withheld in Lender's sole discretion.

Section 5.5. <u>Inspection of the Property</u>. Subject to the rights of tenants under the Leases, Lender has the right to enter and inspect the Property on reasonable prior notice, except during the existence of an Event of Default, when no prior notice is necessary. Lender has the right to engage an independent expert to review and report on Borrower's compliance with Borrower's obligations under this Deed of Trust to maintain the Property, comply with Law and refrain from waste, impairment or deterioration of the Property and the alteration, demolition or removal of any of the Property except as may be permitted by the provisions of this Deed of Trust. If the independent expert's report discloses material failure to comply with such obligations or if Lender engages the independent expert after the occurrence of an Event of Default, then the independent expert's review and report will be at Borrower's expense, payable on demand.

Section 5.6. <u>Leases and Rents</u>.

(a) Borrower assigns the Leases and the Rents to Lender absolutely and unconditionally and not merely as additional collateral or security for the payment and performance of the Obligations, but subject to a license back to Borrower of the right to collect the Rents unless and until an Event of Default occurs at which time the license will terminate automatically, all as more particularly set forth in the Assignment, the provisions of which are incorporated in this Deed of Trust by reference.

(b) Borrower appoints Lender as Borrower's attorney-in-fact to, upon the occurrence of and Event of Default, execute unilaterally and record, at Lender's election, a document subordinating this Deed of Trust to the Leases, <u>provided</u> that the subordination will not affect (i) the priority of Lender's entitlement to Insurance Proceeds or Condemnation Awards or (ii) the priority of this Deed of Trust over intervening liens or liens arising under or with respect to the Leases.

Section 5.7. <u>Parking</u>. Borrower will provide, maintain and light parking areas within the Property and maintain security within such areas to the extent required by the Leases or applicable Law, including any sidewalks, aisles, streets, driveways, sidewalk cuts and rights-of-way to and from the adjacent public streets, in a manner consistent with the Permitted Use and sufficient to accommodate the greatest of: (i) the number of parking spaces required by Law; (ii) the number of parking spaces required by the Leases and the Property Documents; or (iii) 1,253 parking spaces. The parking areas will be reserved and used exclusively for ingress, egress and parking for Borrower and the tenants under the Leases and their respective employees, customers and invitees and in accordance with the Leases and the Property Documents.

Section 5.8. <u>Separate Tax Lot</u>. The Property is and will remain assessed for real estate tax purposes as one or more wholly independent tax lots, separate from any property that is not part of the Property.

Section 5.9. <u>Changes in Zoning or Restrictive Covenants</u>. Borrower will not (i) initiate, join in or consent to any change in any Laws pertaining to zoning, any restrictive covenant or other restriction which would restrict the Permitted Uses for the Property; (ii) permit the Property to be used to fulfill any requirements of Law for the construction or maintenance of any improvements on property that is not part of the Property; (iii) permit the Property to be used for any purpose not included in the Permitted Use; or (iv) impair the integrity of the Property as a single, legally subdivided zoning lot separate from all other property.

Section 5.10. <u>Lender's Right to Appear</u>. Lender has the right to appear in and defend any Proceeding brought regarding the Property and to bring any Proceeding, in the name and on behalf of Borrower or in Lender's name, which Lender, in its sole discretion, determines should be brought to protect Lender's interest in the Property.

ARTICLE VI

IMPOSITIONS AND ACCUMULATIONS

Section 6.1. Impositions.

(a) Borrower will pay or cause the Escrow Holder to pay each Imposition at least 10 days before the date (the "**Imposition Penalty Date**") that is the earlier of (i) the date on which the Imposition becomes delinquent and (ii) the date on which any penalty, interest or charge for non-payment of the Imposition accrues.

(b) At least 10 days before each Imposition Penalty Date, Borrower will deliver or cause Escrow Holder to deliver to Lender a receipted bill or other evidence of payment.

(c) Borrower, at its own expense, may contest any Taxes or Assessments, provided that the following conditions are met:

(i) not less than 30 days prior to the Imposition Penalty Date, Borrower delivers to Lender notice of the proposed contest;

(ii) the contest is by a Proceeding promptly initiated and conducted diligently and in good faith;

(iii) there is no Event of Default;

(iv) the Proceeding suspends the collection of the contested Taxes or Assessments or Borrower either deposits with the Accumulations Depositary reserves or furnishes a bond or other security satisfactory to Lender, in either case in an amount sufficient to pay the contested Taxes or Assessments, together with all interest and penalties or Borrower pays all of the contested Taxes or Assessments under protest;

(v) the Proceeding is permitted under and is conducted in accordance with the Leases and the Property Documents; and

(vi) the Proceeding precludes imposition of criminal or civil penalties and sale or forfeiture of the Property and Lender will not be subject to any civil suit.

(d) Installment Payments. If any Assessment is payable in installments, Borrower will nevertheless pay the Assessment in its entirety on the day the first installment becomes due and payable or a lien, unless Lender approves payment of the Assessment in installments or such installment payments will not result in a lien, or trigger any interest or penalty. Except during the continuance of an Event of Default, Lender's consent to Borrower's payment of Assessments in installments in circumstances where such payment does not create the possibility of a lien, interest or penalty, shall be deemed.

Section 6.2. Accumulations.

(a) Borrower made an initial deposit with either Lender or a mortgage servicer or financial institution designated or approved by Lender from time to time, acting on behalf of Lender as Lender's agent or otherwise such that Lender is the "customer", as defined in the Uniform Commercial Code, of the depository bank with respect to the deposit account into which the Accumulations are deposited, to receive, hold and disburse the Accumulations in accordance with this Section (the "**Accumulations Depositary**"). The initial Accumulations Depositary is identified in the Tax Agreement. On the first day of each calendar month during the Term Borrower will deposit with the Accumulations Depositary an amount equal to 1/12th of the annual Taxes and Assessments as determined by Lender or its designee. At least 30 days before each Imposition Penalty Date, or as soon thereafter as received by Borrower, Borrower will deliver to the Accumulations Depositary any bills and other documents that are necessary to pay the Taxes and Assessments.

(b) The Accumulations will be applied to the payment of Taxes and Assessments. Any excess Accumulations after payment of Taxes and Assessments will be returned to Borrower or credited against future payments of the Accumulations, at Lender's election or as required by Law. If the Accumulations are not sufficient to pay Taxes and Assessments, Borrower will pay the deficiency to the Accumulations Depositary within 5 days of demand. At any time after an Event of Default occurs, Lender may apply the Accumulations as a credit against any portion of the Debt selected by Lender in its sole discretion.

(c) The Accumulations Depositary will hold the Accumulations as security for the Obligations until applied in accordance with the provisions of this Deed of Trust and any agreement among Borrower, Lender and the Accumulations Depositary. If Lender is not the Accumulations Depositary, the Accumulations Depositary will deliver the Accumulations to Lender upon Lender's demand at any time after an Event of Default.

(d) If the Property is sold or conveyed other than by foreclosure or transfer in lieu of foreclosure, all right, title and interest of Borrower to the Accumulations will automatically, and without necessity of further assignment, be held for the account of the new owner, subject to the provisions of this Section and Borrower will have no further interest in the Accumulations.

(e) The Accumulations Depositary has deposited the initial deposit and will deposit the monthly deposits into a separate interest bearing account in the name of the Lender as secured party, all in accordance with the Tax Agreement.

(f) Lender has the right to pay, or to direct the Accumulations Depositary to pay, any Taxes or Assessments unless Borrower is contesting the Taxes or Assessments in accordance with the provisions of this Deed of Trust, in which event any payment of the contested Taxes or

Assessments will be made under protest in the manner prescribed by Law or, at Lender's election, will be withheld.

(g) If Lender assigns this Deed of Trust, Lender will pay, or cause the Accumulations Depositary to pay, the unapplied balance of the Accumulations to or at the direction of the assignee in accordance with the Tax Agreement. Simultaneously with the payment, Lender and the Accumulations Depositary will be released from all liability with respect to the Accumulations and Borrower will look solely to the assignee with respect to the Accumulations. When the Obligations have been fully satisfied, any unapplied balance of the Accumulations will be returned to Borrower. At any time after an Event of Default occurs, Lender may apply the Accumulations as a credit against any portion of the Debt selected by Lender in its sole discretion.

Section 6.3.   Changes in Tax Laws. If a Law requires the deduction of the Debt from the value of the Property for the purpose of taxation or imposes a tax, either directly or indirectly, on the Debt, any Loan Document or Lender's interest in the Property, Borrower will pay the tax with interest and penalties, if any. If Lender determines that Borrower's payment of the tax may be unlawful, unenforceable, usurious or taxable to Lender, the Debt will become immediately due and payable on 60 days' prior notice unless the tax must be paid within the 60-day period, in which case, the Debt will be due and payable within the lesser period.

Section 6.4.   Reserves. Borrower made an initial deposit and will make monthly deposits into an account established as additional security for the payment and performance of the Obligations, to be held and disbursed in accordance with the Tax Agreement.

ARTICLE VII

INSURANCE, CASUALTY, CONDEMNATION AND RESTORATION

Section 7.1. Insurance Coverages.

(a) Borrower will maintain such insurance coverages and endorsements in form and substance and in amounts as Lender may require in its sole discretion, from time to time. Until Lender notifies Borrower of changes in Lender's requirements, Borrower will maintain not less than the insurance coverages and endorsements Lender required for closing of the Loan.

(b) The insurance, including renewals, required under this Section will be issued on valid and enforceable policies and endorsements satisfactory to Lender (the "**Policies**"). Each Policy will contain a standard waiver of subrogation and a replacement cost endorsement and will provide that Lender will receive not less than 30 days' prior written notice of any cancellation, termination or non-renewal of a Policy or any material change other than an increase in coverage and that Lender will be named under a standard mortgage endorsement as loss payee.

(c) The insurance companies issuing the Policies (the "**Insurers**") must be authorized to do business in the State or Commonwealth where the Property is located, must have been in business for at least 5 years, must carry an A.M. Best Company, Inc. policy holder rating of A or better and an A.M. Best Company, Inc. financial category rating of Class X or better and must be otherwise satisfactory to Lender. Lender may select an alternative credit rating agency and may impose different credit rating standards for the Insurers. Notwithstanding Lender's right to approve the Insurers and to establish credit rating standards for the Insurers, Lender will not be responsible for the solvency of any Insurer.

(d) Notwithstanding Lender's rights under this Article, Lender will not be liable for any loss, damage or injury resulting from the inadequacy or lack of any insurance coverage.

(e) Borrower will comply with the provisions of the Policies and with the requirements, notices and demands imposed by the Insurers and applicable to Borrower or the Property.

(f) Borrower will pay the Insurance Premiums for each Policy not less than 30 days before the expiration date of the Policy being replaced or renewed and will deliver to Lender an original or, if a blanket policy, a certificate evidencing coverage under the Policies marked "Paid" not less than 15 days prior to the expiration date of the Policy being replaced or renewed. Borrower shall provide a certified copy of each Policy promptly upon receipt thereof.

(g) Borrower will not carry separate insurance concurrent in kind or form or contributing in the event of loss with any other insurance carried by Borrower.

(h) Borrower will not carry any of the insurance required under this Section on a blanket or umbrella policy without in each instance Lender's prior approval which may be withheld in Lender's sole discretion. If Lender approves, Borrower will deliver to Lender a certified copy of the blanket policy which will allocate to the Property the amount of coverage required under this Section and otherwise will provide the same coverage and protection as would a separate policy insuring only the Property.

(i) If required by the Policy, Borrower will give the Insurers prompt notice of any change in ownership or occupancy of the Property. This subsection does not abrogate the prohibitions on transfers set forth in this Deed of Trust.

(j) If the Property is sold at a foreclosure sale or otherwise is transferred so as to extinguish the Obligations, all of Borrower's right, title and interest in and to the Policies then in force , except blanket polices, will be transferred automatically to the purchaser or transferee.

Section 7.2. Casualty and Condemnation.

(a) Borrower will give Lender notice of any Casualty immediately after it occurs and will give Lender notice of any Condemnation Proceeding immediately after Borrower receives notice of commencement or notice that such a Condemnation Proceeding will be commencing. Borrower immediately will deliver to Lender copies of all documents Borrower delivers or receives relating to the Casualty or the Condemnation Proceeding, as the case may be.

(b) Borrower authorizes Lender, upon the occurrence and continuance of an Event of Default, at Lender's option, and in any event if the amount of the Casualty is reasonably expected to exceed $750,000, to act on Borrower's behalf to collect, adjust and compromise any claims for loss, damage or destruction under the Policies on such terms as Lender determines in Lender's sole discretion. Borrower authorizes Lender to act, at Lender's option, on Borrower's behalf in connection with any Condemnation Proceeding. Borrower will execute and deliver to Lender all documents requested by Lender and all documents as may be required by Law to confirm such authorizations. Nothing in this Section will be construed to limit or prevent Lender from joining with Borrower either as a co-defendant or as a co-plaintiff in any Condemnation Proceeding.

(c) If Lender elects not to act on Borrower's behalf as provided in this Section, then Borrower promptly will file and prosecute all claims (including Lender's claims) relating to the Casualty and will prosecute or defend (including defense of Lender's interest) any Condemnation Proceeding. Borrower will have the authority to settle or compromise the claims or Condemnation Proceeding, as the case may be, provided that Lender has approved in Lender's sole discretion any compromise or settlement that exceeds $750,000.00. Any check for Insurance Proceeds or Condemnation Awards, as the case may be (the "**Proceeds**") will be made payable to Lender and Borrower. Borrower will endorse the check to Lender immediately upon Lender presenting the check to Borrower for endorsement or if Borrower receives the check first, will endorse the check immediately upon receipt and forward it to Lender. If any Proceeds are paid to Borrower, Borrower immediately will deposit the Proceeds with Lender, to be applied or disbursed in accordance with the provisions of this Deed of Trust. Lender will be responsible for only the Proceeds actually received by Lender.

Section 7.3. Application of Proceeds. After deducting the costs incurred by Lender in collecting the Proceeds, Lender may, in its sole discretion, (i) apply the Proceeds as a credit against any portion of the Debt selected by Lender in its sole discretion; (ii) apply the Proceeds to restore the Improvements, provided that Lender will not be obligated to see to the proper application of the Proceeds and provided further that any amounts released for Restoration will not be deemed a payment on the Debt; or (iii) deliver the Proceeds to Borrower.

Section 7.4. Conditions to Availability of Proceeds for Restoration.
Notwithstanding the preceding Section, after a Casualty or a Condemnation (a "**Destruction Event**"), Lender will make the Proceeds (less any costs incurred by Lender in collecting the Proceeds) available for Restoration in accordance with the conditions for disbursements set forth in the Section entitled "**Restoration**", provided that the following conditions are met:

(a) Parkway Properties LP or the transferee under a Permitted Transfer, if any, continues to be Borrower at the time of the Destruction Event and at all times thereafter until the Proceeds have been fully disbursed;

(b) at the time that payment of the of the Proceeds is sought, there shall not then exist any failure to have paid any amount due under the Loan Documents at the time specified in the Loan Documents, regardless of any grace or cure period permitted with respect to such payment;

(c) all Leases of 6,000 square feet or greater in effect immediately prior to the Destruction Event and all Property Documents in effect immediately prior to the Destruction Event that are essential to the use and operation of the Property continue in full force and effect notwithstanding the Destruction Event;

(d) if the Destruction Event is a Condemnation, Borrower delivers to Lender evidence satisfactory to Lender that the Improvements can be restored to an economically and architecturally viable unit;

(e) Borrower delivers to Lender evidence satisfactory to Lender that the Proceeds are sufficient to complete Restoration or if the Proceeds are insufficient to complete Restoration, Borrower first provides a standby letter of credit in form and substance acceptable to Lender or deposits with Lender funds to be held in an interest bearing escrow account pursuant to a pledge agreement satisfactory to Lender ("**Additional Funds**") that when added to the Proceeds will be sufficient to complete Restoration;

(f) if the Destruction Event is a Casualty, Borrower delivers to Lender evidence satisfactory to Lender that the Insurer under each affected Policy has not denied liability under the Policy as to Borrower or the insured under the Policy;

(g) Lender is satisfied that the proceeds of any business interruption insurance in effect together with other available gross revenues from the Property are sufficient to pay Debt Service Payments after paying the Impositions, Insurance Premiums, reasonable and customary operating expenses and capital expenditures until Restoration is complete;

(h) Lender is satisfied that Restoration will be completed on or before the date (the "**Restoration Completion Date**") that is the earliest of: (A) 12 months prior to the Maturity Date; (B) 12 months after the Destruction Event; (C) the earliest date required for completion of Restoration under any Lease of 6,000 square feet or greater or any Property Document that is essential to the use and operation of the Property; or (D) any date required by Law; and

(i) the annual Rents (excluding security deposits) under Leases in effect on the date of the Destruction Event are providing debt service coverage for the annual Debt Service Payments for the Subject Property of 1.15 (and no less than 1.0 for any individual property within the Subject Property as determined by Lender with respect to the loan amount allocated to such individual property) after payment of annual Insurance Premiums, Impositions and operating expenses of the Property (including ground rent, if any), provided that, if the Rents do not provide such debt service coverage, Borrower expressly authorizes and instructs Lender to apply an amount from the Proceeds to reduction of Principal without Prepayment Premium in order to reduce the annual Debt Service Payments sufficiently for such debt service coverage to be achieved. The reduced debt service payments will be calculated using the Fixed Interest Rate and an amortization schedule that will achieve the same proportionate amortization of the reduced Principal over the then remaining Term as would have been achieved if the Principal and the originally scheduled Debt Service Payments had not been reduced. Borrower will execute any documentation that Lender deems reasonably necessary to evidence the reduced Principal and debt service payments.

Section 7.5.   Restoration.

(a) If the total Proceeds for any Destruction Event are $750,000.00 or less and Lender elects or is obligated by Law or under this Article to make the Proceeds available for Restoration Lender will disburse to Borrower the entire amount received by Lender and Borrower will commence Restoration promptly after the Destruction Event and complete Restoration not later than the Restoration Completion Date.

(b) If the Proceeds for any Destruction Event exceed $750,000.00 and Lender elects or is obligated by Law or under this Article to make the Proceeds available for Restoration, Lender will disburse the Proceeds and any Additional Funds (the "**Restoration Funds**") upon Borrower's request as Restoration progresses, generally in accordance with normal construction lending practices for disbursing funds for construction costs, <u>provided</u> that the following conditions are met:

(i) Borrower commences Restoration promptly after the Destruction Event and completes Restoration on or before the Restoration Completion Date;

(ii) if Lender requests, Borrower delivers to Lender prior to commencing Restoration, for Lender's approval, plans and specifications and a detailed budget for the Restoration;

(iii) Borrower delivers to Lender satisfactory evidence of the costs of Restoration incurred prior to the date of the request and such other documents as Lender may request including mechanics' lien waivers and title insurance endorsements;

(iv) Borrower pays all costs of Restoration whether or not the Restoration Funds are sufficient and, if at any time during Restoration, Lender determines that the undisbursed balance of the Restoration Funds is insufficient to complete Restoration, Borrower deposits with Lender, as part of the Restoration Funds, an amount equal to the deficiency within 30 days of receiving notice of the deficiency from Lender; and

(v) there is no default under the Loan Documents at the time Borrower requests funds or at the time Lender disburses funds.

(c) If an Event of Default under the Loan Documents occurs at any time after the Destruction Event, then Lender will have no further obligation to make any remaining Proceeds available for Restoration and may apply any remaining Proceeds as a credit against any portion of the Debt selected by Lender in its sole discretion.

(d) Lender may elect at any time prior to or during the course of Restoration to retain, at Borrower's expense, an independent engineer or other environmental consultant to review the plans and specifications, to inspect Restoration as it progresses and to provide reports. If any matter included in a report by the engineer or consultant is unsatisfactory to Lender, Lender may suspend disbursement of the Restoration Funds until the unsatisfactory matters contained in the report are resolved to Lender's reasonable satisfaction.

(e) If Borrower fails to commence and complete Restoration in accordance with the terms of this Article, then in addition to the Remedies, Lender may elect to restore the Improvements on Borrower's behalf and reimburse itself out of the Restoration Funds for costs and expenses incurred by Lender in restoring the Improvements or Lender may apply the Restoration Funds as a credit against any portion of the Debt selected by Lender in its sole discretion.

(f) Lender may commingle the Restoration Funds with its general assets and will not be liable to pay any interest or other return on the Restoration Funds unless otherwise required by Law. Lender will not hold any Restoration Funds in trust. Lender will deposit the Restoration Funds with a depositary satisfactory to Lender under a disbursement and security agreement satisfactory to Lender provided Borrower executed such an agreement.

(g) Borrower will pay all of Lender's out-of-pocket expenses incurred in connection with a Destruction Event or Restoration. If Borrower fails to do so, then in addition to the Remedies, Lender may from time to time reimburse itself out of the Restoration Funds.

(h) If any excess Proceeds remain after Restoration, Lender shall deliver the excess to Borrower.

ARTICLE VIII

COMPLIANCE WITH LAW AND AGREEMENTS

Section 8.1. Compliance with Law. Borrower, the Property and the use of the Property comply and will continue to comply with Law and with all agreements and conditions necessary to preserve and extend all rights, licenses, permits, privileges, franchises and concessions (including zoning variances, special exceptions and non-conforming uses) relating to the Property or Borrower. Borrower will notify Lender of the commencement of any investigation or Proceeding relating to a possible violation of Law immediately after Borrower receives notice thereof and, will deliver promptly to Lender copies of all documents Borrower receives or delivers in connection with the investigation or Proceeding. Borrower will not alter the Property in any manner that would increase Borrower's responsibilities for compliance with Law.

Section 8.2. Compliance with Agreements. There are no defaults, events of defaults or events which, with the passage of time or the giving of notice, would constitute an event of default under the Property Documents. Borrower will pay and perform all of its obligations under the Property Documents as and when required by the Property Documents. Borrower will cause all other parties to the Property Documents to pay and perform their obligations under the Property Documents as and when required by the Property Documents. Borrower will not amend or waive any provisions of the Property Documents; exercise any options under the Property Documents; give any approval required or permitted under the Property Documents that would adversely affect the Property or Lender's rights and interests under the Loan Documents; cancel or surrender any of the Property Documents that would adversely affect the Property or

Lender's rights and interests under the Loan Documents; or release or discharge or permit the release or discharge of any party to or entity bound by any of the Property Documents, without, in each instance, Lender's prior approval (excepting therefrom all service contracts or other agreements entered into in the normal course of business that are cancelable upon not more than 30 days notice).   Borrower promptly will deliver to Lender copies of any notices of default or of termination that Borrower receives or delivers relating to any Property Document.

Section 8.3. ERISA Compliance.

(a) Neither Borrower nor any of Borrower's constituent entities is or will be an "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("**ERISA**") that is subject to Title I of ERISA or a "plan" as defined in Section 4975(e)(1) of the Code that is subject to Section 4975 of the Code, and neither the assets of Borrower or of Borrower's constituent entities are or will constitute "plan assets" of one or more such plans for purposes of Title I of ERISA or Section 4975 of the Code.

(b) Borrower will not engage in any transaction which would cause any obligation or any action under the Loan Documents, including Lender's exercise of the Remedies, to be a non-exempt prohibited transaction under ERISA.

Section 8.4. Anti-Terrorism.

(a) None of Borrower, Indemnitor or their respective constituents or affiliates are in violation of any Laws relating to terrorism or money laundering, including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism, (the "**Executive Order**") and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56, the "**Patriot Act**").

(b) None of Borrower, Indemnitor, any of their respective constituents or affiliates, any of their respective brokers or other agents acting or benefiting in any capacity in connection with the Loan or, to Borrower's knowledge as of the date hereof, the Seller of the Subject Property (if any portion of the Subject Property is being acquired with proceeds of the Loan) is a "**Prohibited Person**" which is defined as follows:

(i)   a person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 and relating to the Executive Order;

(ii)   a person or entity owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii)   a person or entity with whom Lender is prohibited from dealing or otherwise engaging in any transaction by any terrorism or money laundering Law, including the Executive Order and the Patriot Act;

(iv)   a person or entity who commits, threatens or conspires to commit or supports "terrorism" as defined in the Executive Order;

(v)   a person or entity that is named as a "specially designated national and blocked person" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website, http://www.treas.gov/ofac/t11sdn.pdf or at any replacement website or other replacement official publication of such list; and

(vi)   a person or entity who is affiliated with a person or entity listed above.

(c) None of Borrower, Indemnitor, any of their respective affiliates or constituents, any of their respective brokers or other agents acting in any capacity in connection with the Loan or to Borrower's knowledge as of the date hereof the seller of the Subject Property (if any portion of the Property is being acquired with proceeds of the Loan), is or will (i) conduct any business or engage in any transaction or dealing with any Prohibited Person, including the making or receiving any contribution of funds, goods or services to or for the benefit of any Prohibited Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in the Executive Order or the Patriot Act.

(d)   Borrower covenants and agree to deliver to Lender any certification or other evidence requested from time to time by Lender in its sole discretion, confirming Borrower's compliance with this section.

Section 8.5. Section 6045(e) Filing. Borrower will supply or cause to be supplied to Lender either (i) a copy of a completed Form 1099-B, Statement for Recipients of Proceeds from Real Estate, Broker and Barter Exchange Proceeds prepared by Borrower's attorney or other person responsible for the preparation of the form, together with a certificate from the person who prepared the form to the effect that the form has, to the best of the preparer's knowledge, been accurately prepared and that the preparer will timely file the form; or (ii) a certification from Borrower that the Loan is a refinancing of the Property or is otherwise not required to be reported to the Internal Revenue Service pursuant to Section 6045(e) of the Code. Under no circumstances will Lender or Lender's counsel be obligated to file the reports or returns.

ARTICLE IX

ENVIRONMENTAL

Section 9.1. Environmental Representations and Warranties.

Except as disclosed in the Environmental Report and to Borrower's knowledge as of the date of this Deed of Trust:

(i)   no Environmental Activity has occurred or is occurring on the Property other than the use, storage, and disposal of Hazardous Materials which (A) is in the ordinary course of business consistent with the Permitted Use; (B) is in compliance with all Environmental Laws and (C) has not resulted in Material Environmental Contamination of the Property; and

(ii)   no Environmental Activity has occurred or is occurring on any property in the vicinity of the Property which has resulted in Material Environmental Contamination of the Property.

Section 9.2. <u>Environmental Covenants</u>.

(a) Borrower will not cause or permit any Material Environmental Contamination of the Property.

(b) No Environmental Activity will occur on the Property other than the use, storage and disposal of Hazardous Materials which (A) is in the ordinary course of business consistent with the Permitted Use; (B) is in compliance with all Environmental Laws; and (C) does not create a risk of Material Environmental Contamination of the Property.

(c) Borrower will notify Lender immediately upon Borrower becoming aware of (i) any Material Environmental Contamination of the Property or (ii) any Environmental Activity with respect to the Property that is not in accordance with the preceding subsection (b). Borrower promptly will deliver to Lender copies of all documents delivered to or received by Borrower regarding the matters set forth in this subsection, including notices of Proceedings or investigations concerning any Material Environmental Contamination of the Property or Environmental Activity or concerning Borrower's status as a potentially responsible party (as defined in the Environmental Laws). Borrower's notification of Lender in accordance with the provisions of this subsection will not be deemed to excuse any default under the Loan Documents resulting from the violation of Environmental Laws or the Material Environmental Contamination of the Property or Environmental Activity that is the subject of the notice. If Borrower receives notice of a suspected violation of Environmental Laws in the vicinity of the Property that poses a risk of Material Environmental Contamination of the Property, Borrower will give Lender notice and copies of any documents received relating to such suspected violation.

(d) From time to time at Lender's request, Borrower will deliver to Lender any information known and documents available to Borrower relating to the environmental condition of the Property.

(e) Lender may perform or engage an independent consultant to perform an assessment of the environmental condition of the Property and of Borrower's compliance with this Section on an annual basis, or at any other time for reasonable cause, or after an Event of Default. In connection with the assessment: (i) Lender or consultant may enter and inspect the Property and perform tests of the air, soil, ground water and building materials; (ii) Borrower will cooperate and use commercially reasonable efforts to cause tenants and other occupants of the Property to cooperate with Lender or consultant; (iii) Borrower will receive a copy of any final report prepared after the assessment, to be delivered to Borrower not more than 10 days after Borrower requests a copy and executes Lender's standard confidentiality and waiver of liability letter; (iv) Borrower will accept custody of and arrange for lawful disposal of any Hazardous Materials required to be disposed of as a result of the tests; (v) Lender will not have liability to Borrower with respect to the results of the assessment; and (vi) Lender will not be responsible for any damage to the Property resulting from the tests described in this subsection and Borrower will look solely to the consultants to reimburse Borrower for any such damage. Lender shall cause such consultant to provide evidence of insurance satisfactory to Borrower and, if available, name Borrower as an additional insured on consultant's liability insurance at Borrower's expense. The consultant's assessment and reports will be at Borrower's expense (i) if the reports disclose any material adverse change in the environmental condition of the Property from that disclosed in the Environmental Report; (ii) if Lender engaged the consultant when Lender had reasonable cause to believe Borrower was not in compliance with the terms of this Article and, after written notice from Lender, Borrower failed to provide promptly reasonable evidence that Borrower is in compliance; or (iii) if Lender engaged the consultant after the occurrence of an Event of Default.

(f) If Lender has reasonable cause to believe that there is Environmental Activity at the Property, Lender may elect in its sole discretion to direct the Trustee to release any portion of the Property affected by the Environmental Activity and Borrower will accept the release.

ARTICLE X

FINANCIAL REPORTING

Section 10.1 Fiscal Year; Financial Statements; Reports of Parkway Properties, Inc. (the "**Company**") and Borrower; SEC and Other Reports; Officer's Certificate .

The Company and the Borrower shall each maintain its fiscal year as a calendar year at all times. Borrower shall deliver the following submissions to Lender with respect to the Company, and the Borrower shall make identical submissions for itself (except for those relating to Securities and Exchange Commission requirements) at the times required pursuant to clauses (a), (b), (d) and (e) below for the appropriate period:

(a)   Quarterly Statements — within 45 days after the end of each quarterly fiscal period in each fiscal year of the Company (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of,

(A)   a consolidated balance sheet of the Company and its Consolidated Subsidiaries as at the end of such quarter, and

(B) consolidated statements of income, changes in shareholders' equity and cash flows of the Company and its Consolidated Subsidiaries, for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter,

setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a financial officer of the Company as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments, provided that delivery within the time period specified above of copies of the Company's Quarterly Report on Form 10-Q prepared in compliance with the requirements therefor and filed with the Securities and Exchange Commission shall be deemed to satisfy the requirements of this Section 10.1(a);

(b) Annual Statements — within 90 days after the end of each fiscal year of the Company, duplicate copies of,

(A) a consolidated balance sheet of the Company and its Consolidated Subsidiaries, as at the end of such year, and

(B) consolidated statements of income, changes in shareholders' equity and cash flows of the Company and its Consolidated Subsidiaries, for each such year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by:

(1) an opinion thereon of independent certified public accountants of recognized national standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances, and

(2) upon request of Lender, but only if an Event of Default shall exist, a certificate of such accountants stating that they have reviewed this Deed of Trust and the certificate of a financial officer of the Company provided pursuant to Section 10.1(d) in connection with such financial statements, and stating further whether, in making their audit, they have become aware of any condition or event that then constitutes a breach of any covenant contained in Article Four, and, if they are aware that any such condition or event then exists, specifying the nature and period of the existence thereof (it being understood that such accountants shall not be liable, directly or indirectly, for any failure to obtain

knowledge of any such breach unless such accountants should have obtained knowledge thereof in making an audit in accordance with generally accepted auditing standards or did not make such an audit),

provided that the delivery within the time period specified above of the Company's Annual Report on Form 10-K for such fiscal year (together with the Company's annual report to shareholders, if any, prepared pursuant to Rule 14a-3 under the Exchange Act) prepared in accordance with the requirements therefor and filed with the Securities and Exchange Commission, together with the accountant's certificate described in clause (2) above, shall be deemed to satisfy the requirements of this Section 10.1(b);

(c)   Promptly upon their becoming available, one copy of (A) each financial statement, report, notice or proxy statement sent by the Company or any of its Subsidiaries to public securities holders generally, and (B) each regular or periodic report, each registration statement (without exhibits except as expressly requested by Lender), and each prospectus and all amendments thereto filed by the Company or any such Subsidiary with the Securities and Exchange Commission and of all press releases and other statements made available generally by the Company or any such Subsidiary to the public concerning developments that are material;

(d)   Each set of financial statements delivered to Lender pursuant to Section 10.1(a) or Section 10.1(b) hereof shall be accompanied by a certificate of a financial officer of the Company, in his or her capacity as such officer and without personal liability other than for fraudulent statements or omissions, setting forth a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company, the Borrower, and the Company's other Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action the Company or Borrower (as applicable) shall have taken or proposes to take with respect thereto;

(e)   Promptly after Lender shall so request, such other reports and information as Lender shall reasonably request from time to time.

Section 10.2.   Annual Budget. Not less than 30 days prior to the end of each Fiscal Year, Borrower will deliver to Lender a detailed comparative budget (the "**Budget**") for the Property for the next succeeding Fiscal Year showing anticipated operating expenses, Insurance Premiums, Impositions, leasing commissions, capital improvement costs, tenant improvement costs and any other information Lender reasonably requests. Unless Lender notifies Borrower within 60 days after Lender receives the Budget that Lender disputes information in the Budget, the Budget as submitted will constitute the Budget for the next succeeding Fiscal Year. If Borrower concludes in good faith that a Budget needs material revision, Borrower will submit a revised Budget to Lender, together with a detailed explanation of the revisions. Unless Lender notifies Borrower within 60 days after Lender receives the revised Budget that Lender disputes information in the revised Budget, the revised Budget as submitted will constitute the Budget for the remainder of the then Fiscal Year. Borrower and Lender will use reasonable efforts to resolve promptly any differences over a Budget or revised Budget. If Borrower and Lender fail to agree on a Budget or revised Budget, Borrower will continue to manage and operate the Property under the last undisputed Budget. Borrower waives any defense or right of offset to the Obligations, and any claim or counterclaim against Lender, arising out of any discussions between Borrower and Lender regarding any Budget or revised Budget delivered to Lender or the resolution of any disagreements relating to a Budget or revised Budget including any defense, right of offset, claim or counterclaim alleging in substance, that by virtue of such delivery, discussions or resolution, Lender has interfered with, influenced or controlled Borrower or the operations at the Property.

Notwithstanding the foregoing, the Borrower shall furnish the Budget to Lender for Lender's information only, and Lender shall have no rights of approval with respect to the Budget unless an Event of Default shall have occurred. Nevertheless, Borrower agrees to respond to the reasonably inquiries and requests for clarification that Lender may pose to the Borrower with respect to the Budget.

ARTICLE XI

EXPENSES AND DUTY TO DEFEND

Section 11.1. Payment of Expenses.

(a) Borrower is obligated to pay all fees and expenses (the "**Expenses**") incurred by Lender or Trustee or that are otherwise payable in connection with the Loan, the Property or Borrower, including reasonable attorneys' fees and expenses (whether of outside or in-house counsel) and any fees and expenses relating to (i) the preparation, execution, acknowledgment, delivery and recording or filing of the Loan Documents; (ii) except as otherwise provided herein, any Proceeding or other claim asserted against Lender or any Proceeding described in the Section entitled "**Lender's Right to Appear**"; (iii) except as otherwise provided herein, any inspection, assessment, survey and test permitted under the Loan Documents; (iv) any Destruction Event; (v) the preservation of Trustee's title, Lender's security and the exercise of any rights or remedies available at Law, in equity or otherwise; (vi) administration of the Loan; (vii) the Leases and the Property Documents; and (viii) any Proceeding in or for bankruptcy, insolvency, reorganization or other debtor relief or similar Proceeding relating to Borrower, the Property or any person liable under any guarantee, indemnity or other credit enhancement delivered in connection with the Loan.

(b) Borrower will pay the Expenses immediately on demand, together with any applicable interest, premiums or penalties. If Lender pays any of the Expenses, Borrower will reimburse Lender the amount paid by Lender immediately upon demand, together with interest on such amount at the Default Interest Rate from the date Lender paid the Expenses through and including the date Borrower reimburses Lender. The Expenses together with any applicable interest, premiums or penalties constitute a portion of the Debt secured by this Deed of Trust.

Section 11.2.   Duty to Defend. If Lender or any of its trustees, officers, participants, employees or affiliates is a party in any Proceeding relating to the Property, Borrower or the Loan, Borrower will indemnify and hold harmless the party and will defend the party, **WITHOUT REGARD TO THE SOLE OR CONCURRENT, ACTIVE, PASSIVE, IMPLIED, TECHNICAL, OR OTHER NEGLIGENCE, FAULT, OR STRICT LIABILITY ON THE PART OF SUCH PARTY,** with attorneys and other professionals retained by Borrower and approved by Lender. Lender may elect to engage its own attorneys and other professionals, at Borrower's expense, to defend or to assist in the defense of the party. In all events, case strategy will be determined by Lender if Lender so elects and no Proceeding will be settled without Lender's prior approval which may be withheld in Lender's reasonable discretion.

ARTICLE XII

TRANSFERS, LIENS AND ENCUMBRANCES

Section 12.1. Prohibitions on Transfers, Liens and Encumbrances.

(a) Borrower acknowledges that in making the Loan, Lender is relying to a material extent on the business expertise and net worth of Borrower and Borrower's general partners, members or principals and on the continuing interest that each of them has, directly or indirectly, in the Property. Accordingly, except as specifically set forth in this Deed of Trust, Borrower (i) will not, and will not permit its partners, members or principals to, effect a Transfer without Lender's prior approval, which may be withheld in Lender's sole discretion and (ii) will keep the Property free from all liens and encumbrances other than the lien of this Deed of Trust and the Permitted Exceptions. A "**Transfer**" is defined as any sale, grant, lease (other than bona fide third-party space leases with tenants), conveyance, assignment or other transfer of, or any encumbrance or pledge against, the Property, any interest in the Property, any interest of Borrower's partners, members or principals in the Property, or any change in Borrower's composition, in each instance whether voluntary or involuntary, direct or indirect, by operation of law or otherwise and including the grant of an option or the execution of an agreement relating to any of the foregoing matters.

(b) Borrower represents, warrants and covenants that Borrower is a Delaware limited partnership whose sole general partner is Parkway Properties General Partners, Inc., a Delaware corporation ("**Existing General Partner**"). Existing General Partner owns 1% of the partnership interests in Borrower and one of Borrower's limited partners is Parkway Properties, Inc., a Delaware corporation ("**Existing Limited Partner**"). Existing Limited Partner owns 98.9% of the partnership interests in Borrower. The Existing General Partner is a wholly owned subsidiary of the Existing Limited Partner.

Section 12.2. Permitted Transfers.

(a)   Notwithstanding the prohibitions regarding Transfers, provided that the Transfer would not result in the violation of the covenants contained in this Deed of Trust regarding anti-terrorism or money laundering laws or ERISA, and so long as stock in Existing Limited Partner is publicly traded, and further provided that subsequent to the Transfer, Existing General Partner remains as sole general partner of Borrower and Existing General Partner remains a wholly owned subsidiary of Existing Limited Partner and maintains not less than a 1% interest in the Borrower, there shall be no restriction on:

(i)   transfers of stock in Existing Limited Partner;

(ii)   transfers of non-controlling limited partnership interests in Borrower by Existing Limited Partner; or

(iii)   transfers of non-controlling limited partnership interests in Borrower by limited partners other than Existing Limited Partner.

(b)   Notwithstanding the prohibitions regarding Transfers, a Permitted Transfer (defined below) may occur without Lender's prior consent provided that the following conditions are met:

(i)   at least 30 days prior to the proposed Permitted Transfer, Borrower delivers to Lender a notice that is sufficiently detailed to enable Lender to determine that the proposed Permitted Transfer complies with the terms of this Section;

(ii)   there is no default under the Loan Documents either when Lender receives the notice or when the proposed Permitted Transfer occurs;

(iii)   the proposed Permitted Transfer will not result in a violation of any of the covenants contained in the Section entitled, "**ERISA Compliance**" and Borrower will deliver to Lender such documentation of compliance as Lender requests in its sole discretion;

(iv)   when Lender receives the notice and when the proposed Permitted Transfer occurs, the transferee has never been an adverse party to Lender in any litigation to which Lender was a party; the transferee has never defaulted on a loan from Lender or on any contract or other agreement with Lender; and the transferee has never threatened litigation against Lender (for purposes of this subsection "transferee" includes the transferee's constituent entities at all levels and "Lender" includes Lender's subsidiaries);

(v)   Borrower pays all of Lender's expenses relating to the Transfer including Lender's attorneys' fees;

(vi)   Lender is satisfied that the Property will continue to be managed by a manager satisfactory to Lender;

(vii)   on the date of the proposed Permitted Transfer, if so requested by Lender, a Uniform Commercial Code search report is delivered to Lender relating to (i) the transferee, (ii) any predecessor entity that transferee merged with or into, and (iii) any entity where transferee acquired substantially all of its assets, in each case satisfactory to Lender and indicating that Lender's security interest in such portion of the Property as is perfected by filing a financing statement is prior to all other security interests reflected in the report;

(viii)   the proposed transfer would not result in the violation of the covenants contained in this Deed of Trust regarding anti-terrorism or money laundering would result; and

(ix)   Existing General Partner remains as sole general partner of Borrower and Existing General Partner remains a wholly owned subsidiary of Existing Limited Partner and maintains not less than a 1% interest in the Borrower.

(c) Upon compliance with the conditions set forth in the preceding subsection, the following Transfers (the "**Permitted Transfers**") may occur without Lender's prior consent:

(i)   a pledge by Borrower of its stockholder, partnership or membership interest in a subsidiary that does not hold title to the Property.

With respect to the foregoing Permitted Transfer, so long as no Event of Default shall have occurred, the constraints set forth in Subsection (b) above shall not apply provided that such Permitted Transfer does not result in a default under Sections 2.10 or 3.2 of the Guaranty.

Section 12.3. Right to Contest Liens. Borrower, at its own expense, may contest the amount, validity or application, in whole or in part, of any mechanic's, materialmen's or environmental liens in which event Lender will refrain from exercising any of the Remedies, provided that the following conditions are met:

(i) Borrower delivers to Lender notice of the proposed contest not more than 30 days after the lien is filed;

(ii) the contest is by a Proceeding promptly initiated and conducted in good faith and with due diligence;

(iii) there is no Event of Default other than the Event of Default arising from the filing of the lien;

(iv) the Proceeding suspends enforcement or collection of the lien, imposition of criminal or civil penalties and sale or forfeiture of the Property or Borrower has posted a bond with such effect satisfactory to Lender in its sole discretion, and Lender will not be subject to any civil suit;

(v) the Proceeding is permitted under and is conducted in accordance with the Leases and the Property Documents;

(vi) Borrower sets aside reserves or furnishes a bond or other security satisfactory to Lender, in either case in an amount sufficient to pay the claim giving rise to the lien, together with all interest and penalties, or Borrower pays the contested lien under protest; and

(vii) with respect to an environmental lien, Borrower is using reasonable efforts to mitigate or prevent any deterioration of the Property resulting from the alleged violation of any Environmental Laws or the alleged Environmental Activity.

Section 12.4. Substitution of Properties; Release of Property .

(a) **Substitution**.

(i) Limited Right of Substitution .   Commencing on the first day of the 25th month after the date on which the funding of the Loan occurs, and subject to the provisions of this Section 12.4(a) Borrower shall be permitted to have the Outgoing Property released from the lien of this Deed of Trust, provided that Borrower provides a Substitute Mortgage or Substitute Mortgages on New Property(ies). Borrower shall be permitted to transact not more than one Substitution or Partial Release pursuant to Section 12.4(b) in any calendar year and not more than two (2) Substitutions or Partial Releases (combined) prior to the Maturity Date. For the sake of clarity, it is understood and agreed that a Substitution shall always involve a single Outgoing Property, although the same Substitution may, subject to the terms hereof, involve multiple New Properties. Furthermore, the Hillsboro Center I-IV and Hillsboro Center V properties are acknowledged to be two properties, not one property.

(ii)   Required Characteristics of the New Properties. Any New Property or New Properties shall meet the following criteria:

(A)   The quality of the New Property is comparable to or better than the Outgoing Property as determined in Lender's sole discretion, taking into account the following factors:

(1)   overall credit risk;

(2)   impact on the geographical concentration of the collateral held by Lender as security for the Loan;

(3)   leasing considerations, including, without limitation, leasing pro formas, tenant credit risk, tenant quality and lease expiration risk;

(4)   the ability of the proposed Substitute Mortgage to be cross-defaulted with and to serve as collateral for the other Loan Documents;

(5)   conformity with Lender's underwriting standards and criteria as well as such other environmental, engineering, legal matters, title requirements, all as Lender may determine in its sole discretion, including, without limitation, all the requirements set forth in the Commitment that would

have been applicable if the New Property had been included in the original Subject Property; and

(6)   such other criteria as Lender may reasonably choose to apply.

(B)   The appraised value of the New Property shall be equal to or greater than the larger of (1) the appraised value of the Outgoing Property determined at the time of Closing or (2) the appraised value of the Outgoing Property at the time of the Substitution, the appraised values to be determined by appraisals satisfactory to Lender and prepared by an appraiser appointed by Lender; To the extent that the appraised value of the New Property(ies) is greater than the Allocated Loan Value, Lender shall have no obligation to advance any additional funds.

(C)   The Debt Service Coverage Ratio for the 12-month period following the Substitution based on Projected Net Operating Income for the Subject Property exclusive of the Outgoing Property but inclusive of the New Property shall not be less than the greater of (i) the Debt Service Coverage Ratio at the time of funding of the Loan (calculated for the prospective 12 month period commencing the month the Loan closed) or (ii) the Debt Service Coverage Ratio based on Net Operating Income for the Subject Property inclusive of the Outgoing Property, for the 12 month period prior to the Substitution;

(D)   A Substitution will not be permitted if (a) leases of more than 35% of the net rentable square footage of the Subject Property exclusive of the Outgoing Property but inclusive of the New Property would expire within 12 months following the date of Substitution or within 12 months before or after the Maturity Date of the Loan or (b) leases of more than 35% of the net rentable square footage of the Subject Property exclusive of the Outgoing Property but inclusive of the New Property would expire during any 12 month period during the remainder of the Term.

(E)   The Allocated Loan Value of the Outgoing Property, taken together with the Allocated Loan Value of any other parcel of the Subject Property that was previously the subject of a prior Substitution or a Partial Release pursuant to Section 12.4 shall not exceed $34,400,000.

(iii)   Procedures for Substitutions. All Substitutions must conform to the following procedures:

(A)   Borrower shall provide Lender not less than 60 days prior written notice of the proposed substitution, and such notice shall include payment of the Transaction Fee together with a full package of information concerning the New Property sufficient to evaluate the New Property pursuant to the criteria of Section 12.4(a)(ii).

(B)   Borrower shall execute and deliver appropriate amendments to the Loan Documents reasonably satisfactory to Lender making the New Property part of the security for the Loan, Indemnitor shall execute an environmental indemnity (or amendment to the Indemnity) with respect to the New Property and Lender shall receive confirmation of the liability of any guarantor of any obligations relating to the Loan;

(C)   Lender shall receive title assurances and endorsements to its existing title insurance policies relating to the Subject Property, appropriate new policy(ies) confirming the priority of its lien on the New Property and extending the coverage of all insurance (including endorsements) offered under the existing policies to the New Property, consenting to the release of the Release Property, and otherwise confirming no adverse changes in title coverage or the amount thereof on the Subject Property (for the sake of clarity, the required title assurances with respect to the existing title polices shall include confirmation that title coverage with respect to the New Property is "tied-in" with title coverage with respect to all the other Subject Property, to the extent such coverage is available);

(D)   All Substitutions shall also comply with the requirements set forth above in Section 12.2 with respect to Permitted Transfers, including without limitation, the time periods set forth therein;

(E)   Borrower and the New Property shall satisfy in a timely fashion each of the closing conditions set forth in the Commitment instrument that would have been applicable if the New Property had been included in the original Subject Property;

(F)   Borrower shall satisfy such conditions as Lender may reasonably require to release the Outgoing Property including providing any consents or approvals which may be necessary pursuant to laws or documents affecting the Outgoing Property and that any portion of the Property which remains encumbered by this Deed of Trust complies with applicable laws and has direct access to streets and utilities; and

(G)   No Event of Default shall be continuing either at the time of notification of a Substitution or at the time a Substitution is otherwise intended to close.

(iv)   Costs and Expenses of Substitutions. Borrower will pay all of Lender's costs and expenses incurred in connection with a proposed Substitution, regardless of whether any proposed Substitution is accepted by Lender. Borrower acknowledges that such costs and expenses include, without limitation: Lender's administrative costs, third party reports, reasonable outside attorneys' fees and costs (if applicable), due diligence costs and expenses, appraisal fees, title insurance fees and surveyors' charges, all with respect to any proposed Substitution, regardless of whether or not such proposed Substitution is ultimately closed. If Borrower fails to pay such costs and expenses within 30 days of receipt of an invoice therefor, then such failure shall constitute an Event of Default under Section 14.1(a) of this Deed of Trust.

(v)   Releases in the Event that a Substitution Fails to Close. In the event that Borrower notifies the Lender in good faith that Borrower intends to effect a Substitution and thereafter enters into an agreement to convey the Outgoing Property to a third party that is not an Affiliate, and Borrower has exercised its best efforts (as determined by Lender) to effect a Substitution, then provided that the proposed conveyance is otherwise a Permitted Transfer, on the closing date of the sale of the Outgoing Property, provided that Lender has been given 20

Business Days' written notice, Lender shall release the Outgoing Property from the lien of the Mortgage subject to the next sentence. In such event, the release of the Outgoing Property shall not constitute a Substitution, and at Borrower's option such release shall be treated either as (i) a Partial Release pursuant and subject to the terms and conditions of Section 12.4 hereto or (ii) the entire net proceeds of the sale of the Outgoing Property shall be held by or on behalf of the Lender as additional security for the Loan, pending the later delivery of a Substitute Property satisfactory to the Lender and conforming with the provisions of this Section 12.4. If Borrower elects to have the proceeds of the sale of the of the Outgoing Property held as security for the Loan pending provision of a Substitution pursuant to the foregoing clause (ii), Lender may specify the time within which an acceptable Substitute Property must be provided after which Lender may apply the proceeds as specified in Section 12.4 hereof. Notwithstanding the foregoing, Lender's obligation to release the Outgoing Property under this Section 12.4(a) shall be conditioned upon Borrower's payment of all Lender's costs and expenses (as set forth above in subsection (e)) in connection with the release and in connection with evaluating any proposed Substitutions.

(vi)   Lender shall have no obligation to permit any proposed Substitution that does not satisfy the criteria and comply with any of the terms and conditions set forth above.

(b)   **Partial Releases**

(i) Limited Right of Release . Commencing on the first day of the 25th month after the date on which the funding of the Loan occurs, and subject to the provisions of this Section 12.4(b) Borrower shall be permitted to have the Outgoing Property released from the lien of this Deed of Trust. Borrower shall not be permitted to transact more than a total of two (2) Partial Releases pursuant to this Section 12.4(b) or Substitutions pursuant to Section 12.4(a), combined, prior to the Maturity Date. For the sake of clarity, it is understood and agreed that the Hillsboro Center I-IV and Hillsboro Center V properties are acknowledged to be two properties, not one property.

(ii)   Lender's Evaluation of Releases. The Lender may evaluate any proposed Partial Release hereunder according to the following criteria:

(A)   The Loan to Value Ratio on the Subject Property excluding the Outgoing Property will be not greater than the lesser of (i) the Loan to Value Ratio at the time of the initial funding of the Loan or (ii) the Loan to Value Ratio of the Subject Property including the Outgoing Property immediately prior to the Partial Release;

(B)   The Debt Service Coverage Ratio for the 12-month period following the Partial Release based on Projected Net Operating Income for the Subject Property exclusive of the Release Property will not be less than the greater of (i)the debt service coverage ratio at the time of the initial funding of the Loan (calculated for the prospective 12 month period commencing the month the Loan initially was funded) or (ii) the Debt Service Coverage Ratio based on Net Operating Income of the Subject Property inclusive of the Release Property for the 12-month period prior to the Release;

(C)   The release of the Outgoing Property must not negatively impact the Subject Property with regard to overall credit risk, tenant quality, geographic risk, lease expiration and similar matters as determined by Lender in its reasonable discretion. Lender will not be obliged to release the Outgoing Property if (a) leases of more than 35% of the net rentable square footage of the Subject Property exclusive of the Release Property would expire within 12 months following the date of Partial Release or within 12 months before or after the Maturity Date of the Loan and (b) leases of more than 35% of the net rentable square footage of the Subject Property exclusive of the Release Property would expire during any 12 month period during the remainder of the Term.; and

(D)   The Allocated Loan Value of the Outgoing Property, taken together with the Allocated Loan Value of any other parcel of the Subject Property that was previously the subject of a prior Substitution or a Partial Release pursuant to Section 12.4 shall not exceed $27,500,000.

(iii)   Procedures for Partial Releases. All Partial Releases must conform to the following procedures:

(A)   Borrower shall provide Lender not less than 60 days prior written notice of the proposed release, and such notice shall include payment of the Transaction Fee together with information sufficient to evaluate the Partial Release pursuant to the criteria of Section 12.4(b)(ii).

(B)   Borrower shall execute and deliver appropriate amendments to the Loan Documents reasonably satisfactory to Lender evidencing the Partial Release and confirming the liability of the Indemnitor with respect to the Indemnity and confirming the liability of any guarantor of any obligations relating to the Loan;

(C)   Lender shall receive appropriate title assurances and endorsements to its existing title insurance policies relating to the Subject Property, consenting to the release of the Outgoing Property, and otherwise confirming no adverse changes in title coverage or the amount thereof on the Subject Property;

(D)   At the time of release of the Outgoing Property, Lender shall be paid (a) 105% of the Unamortized Allocated Loan Amount associated with the Outgoing Property to be applied to the outstanding principal balance of the Loan; (b) accrued interest and all other sums due on that portion of the Loan Amount allocated to the Outgoing Property; and (c) a prepayment premium on the Unamortized Allocated Loan Amount associated with the Outgoing Property, calculated in accordance with the provisions of the Note;

(E)   Borrower shall demonstrate to Lender's satisfaction that the Outgoing Property is being sold to a bona fide third party;

(F)   Borrower shall satisfy such conditions as Lender may reasonably require to release the Outgoing Property including providing any consents or approvals which may be necessary pursuant to laws or documents affecting the Outgoing Property and that any portion of the Property which remains encumbered by this Deed of Trust complies with applicable laws and has direct access to streets and utilities; and

(G)   No Event of Default shall be continuing either at the time of request for a release or at the time a release is otherwise intended to close.

(iv)   <u>Costs and Expenses of Releases</u>. Borrower will pay all of Lender's costs and expenses incurred in connection with a proposed Partial Release, regardless of whether any proposed Partial Release actually occurs is accepted by Lender. Borrower acknowledges that such costs and expenses include, without limitation: Lender's administrative costs, third party reports and reasonable outside attorneys' fees and costs (if applicable), all with respect to any proposed Partial Release, regardless of whether or not such proposed Partial Release is ultimately closed. If Borrower fails to pay such costs and expenses within 30 days of receipt of an invoice therefor, then such failure shall constitute an Event of Default under Section 14.1(a) of this Deed of Trust and under each of the other Loan Documents.

(v)   Lender shall have no obligation to grant any Partial Release that does not satisfy the criteria and comply with any of the terms and conditions set forth above.

ARTICLE XIII

ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS

<u>Section 13.1</u>. <u>Further Assurances</u>.

(a) Borrower will execute, acknowledge and deliver to Lender or to any other entity Lender designates any additional or replacement documents and perform any additional actions that Lender determines are reasonably necessary to evidence, perfect or protect Lender's first lien on and prior security interest in the Property or to carry out the intent or facilitate the performance of the provisions of the Loan Documents.

(b) Borrower appoints Lender as Borrower's attorney-in-fact to perform, at Lender's election, any actions and to execute and record any of the additional or replacement documents referred to in this Section, in each instance only at Lender's election and only to the extent Borrower has failed to comply with the terms of this Section within 10 days after notice from Lender.

<u>Section 13.2</u>. <u>Estoppel Certificates</u>.

(a) Within 10 days of Lender's request, Borrower will deliver to Lender or to any entity Lender designates a certificate certifying (i) the original principal amount of the Note; (ii) the unpaid principal amount of the Note; (iii) the Fixed Interest Rate; (iv) the amount of the then current Debt Service Payments; (v) the Maturity Date; (vi) the date a Debt Service Payment was last made; (vii) that, except as may be disclosed in the statement, there are no defaults or events which, with the passage of time or the giving of notice, would constitute an Event of Default;

and (viii) there are no offsets or defenses against any portion of the Obligations except as may be disclosed in the statement.

(b) If Lender requests, Borrower promptly will deliver to Lender or to any entity Lender designates a certificate from each party to any Property Document excluding operating service agreements, certifying that the Property Document is in full force and effect with no defaults or events which, with the passage of time or the giving of notice, would constitute an event of default under the Property Document and that there are no defenses or offsets against the performance of its obligations under the Property Document.

(c) If Lender requests, Borrower promptly will deliver to Lender, or to any entity Lender designates, a certificate from each tenant under a Major Lease and the tenant under any other Lease then affecting the Property if requested by Lender, certifying to any facts regarding the Lease as Lender may require, including that the Lease is in full force and effect with no defaults or events which, with the passage of time or the giving of notice, would constitute an event of default under the Lease by any party, that the rent has not been paid more than one month in advance and that the tenant claims no defense or offset against the performance of its obligations under the Lease.

ARTICLE XIV

DEFAULTS AND REMEDIES

Section 14.1. Events of Default.   The term "**Event of Default**" means, at the option of the Lender, the occurrence of any of the following events:

(i) if Borrower fails to pay any amount due, as and when required, under any Loan Document and the failure continues for a period of 5 days;

(ii) if Borrower makes a general assignment for the benefit of creditors or generally is not paying, or is unable to pay, or admits in writing its inability to pay, its debts as they become due; or if Borrower or any other party commences any Proceeding (A) relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors, in each instance with respect to Borrower; (B) seeking to have an order for relief entered with respect to Borrower; (C) seeking attachment, distraint or execution of a judgment with respect to Borrower or the Property and having a material adverse effect thereon; (D) seeking to adjudicate Borrower as bankrupt or insolvent; (E) seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to Borrower or Borrower's debts; or (F) seeking appointment of a Receiver, trustee, custodian, conservator or other similar official for Borrower or for all or any substantial part of Borrower's assets, provided that if the Proceeding is commenced by a party other than Borrower or any of Borrower's general partners or members, Borrower will have 120 days to have the Proceeding dismissed or discharged before an Event of Default occurs;

(iii) if Borrower is in default beyond any applicable grace and cure period under any other mortgage, deed of trust, deed to secure debt or other security agreement encumbering the Property whether junior or senior to the lien of this Deed of Trust;

(iv) if there is a default beyond any applicable grace and cure period under any indemnity or guaranty in favor of Lender delivered to Lender in connection with the Loan or in connection with any loan cross-collateralized with the Loan;

(v) if Borrower is in default beyond any applicable grace and cure period under any other Loan Documents evidencing and securing the Loan including those Mortgages, Deeds to Secure Debt and/or Deeds of Trusts granted by Borrower to or for the benefit of Lender, encumbering those certain properties identified on Exhibit D hereto;

(vi) if a Transfer occurs except in accordance with the provisions of this Deed of Trust or the other Loan Documents;

(vii) if Borrower abandons the Property or ceases to conduct its business at the Property; or

(viii) if there is a default in the performance of any other provision of any Loan Document or if there is any inaccuracy or falsehood in any representation or warranty contained in any Loan Document which is not remedied within 15 days after Borrower receives notice thereof, provided that if the default, inaccuracy or falsehood is of a nature that it cannot be cured within the 15-day period and during that period Borrower commences to cure, and thereafter diligently continues to cure, the default, inaccuracy or falsehood, then the 15-day period will be extended for a reasonable period not to exceed 120 days after the notice to Borrower.

Section 14.2. Remedies.

(a) If an Event of Default occurs, Lender may take any of the following actions (the "**Remedies**") without notice to Borrower:

(i) declare all or any portion of the Debt immediately due and payable ("**Acceleration**");

(ii) pay or perform any Obligation;

(iii) institute a Proceeding for the specific performance of any Obligation;

(iv) apply for and obtain the appointment of a Receiver to be vested with the fullest powers permitted by Law, without bond being required, which appointment may be made ex parte, as a matter of right and without regard to the value of the Property, the amount of the Debt or the solvency of Borrower or any other person liable for the payment or performance of any portion of the Obligations;

(v) directly, by its agents or representatives or through a Receiver appointed by a court of competent jurisdiction, enter on the Land and Improvements, take possession of the

Property, dispossess Borrower and exercise Borrower's rights with respect to the Property, either in Borrower's name or otherwise;

(vi) institute a Proceeding for the foreclosure of this Deed of Trust or, if applicable, sell by power of sale all or any portion of the Property;

(vii) institute proceedings for the partial foreclosure of this Deed of Trust for the portion of the Debt then due and payable, subject to the continuing lien of this Deed of Trust for the balance of the Debt not then due;

(viii) [Intentionally deleted];

(ix) exercise any and all rights and remedies granted to a secured party under the Uniform Commercial Code; and

(x) pursue any other right or remedy available to Lender at Law, in equity or otherwise.

(b) If an Event of Default occurs, the license granted to Borrower in the Loan Documents to collect Rents will terminate automatically without any action required of Lender.

Section 14.3. General Provisions Pertaining to Remedies.

(a) The Remedies are cumulative and may be pursued by Lender or Trustee concurrently or otherwise, at such time and in such order as Lender or Trustee may determine in their sole discretion and without presentment, demand, protest or further notice of any kind, all of which are expressly waived by Borrower.

(b) The enumeration in the Loan Documents of specific rights or powers will not be construed to limit any general rights or powers or impair Lender's or Trustee's rights with respect to the Remedies.

(c) If Lender or Trustee exercises any of the Remedies, Lender will not be deemed a mortgagee-in-possession unless Lender has elected affirmatively to be a mortgagee-in-possession.

(d) Lender and Trustee will not be liable for any act or omission of Lender or Trustee in connection with the exercise of the Remedies.

(e) Lender's and Trustee's right to exercise any Remedy will not be impaired by any delay in exercising or failure to exercise the Remedy and the delay or failure will not be construed as extending any cure period or constitute a waiver of the default or Event of Default.

(f) If an Event of Default occurs, Lender's payment or performance or acceptance of payment or performance will not be deemed a waiver or cure of the Event of Default.

(g) Lender's acceptance of partial payment or receipt of Rents will not extend or affect any grace period or constitute a waiver of a default or Event of Default or constitute a recision of Acceleration.

Section 14.4. Foreclosure by Power of Sale.

Borrower hereby authorizes and empowers Trustee, and each and all of Trustee's successors in this trust, at any time during the continuance of an Event of Default, at the request of Lender (which request is hereby conclusively presumed), to sell at public vendue the Property or any part thereof, or any interest therein, to the highest bidder, for cash, at the location designated for such purpose by the Commissioner's Court for such County in the County Courthouse of the county in Texas in which the property to be sold or any part thereof is situated, between the hours of 10:00 a.m. and 4:00 p.m. on the first Tuesday of any month, after advertising the time, place and terms of said sale, and the property to be sold, by posting (or by having any person acting for Trustee post), for at least twenty-one (21) days preceding the date of the sale, written notice of the proposed sale at the Courthouse door of said county in which the property to be sold is situated and by filing a copy of the written notice in the office of the county clerk in the county in which the sale is to be made at least twenty-one (21) days preceding the date of the sale, or to accomplish all or any of the aforesaid or of the following in such manner as permitted or required by Section 51.002 of the Texas Property Code relating to the sale of real estate or by Chapter 9 of the Texas Business and Commerce Code relating to the sale of collateral after default by a debtor (as said section and chapter now exist or may be hereinafter amended or succeeded), or by any other present or subsequent articles or enactments relating to same. In addition to giving such notices, Lender (or any person acting for Lender) shall at least twenty-one (21) days preceding the date of the sale serve written notice of the proposed sale by certified mail on each debtor obligated to pay the Debt and satisfy the Obligations according to records of Lender. Service of such notice shall be completed upon deposit of the notice, enclosed in a postpaid wrapper, properly addressed to such debtor at said debtor's most recent address as shown by the records of Lender, in a post office or official depository under the care and custody of the United States Postal Service. The affidavit of any person having knowledge of the facts to the effect that such service was completed shall be prima facie evidence of the fact of service. If the sale takes place, the sale must begin at the time stated in the notice of sale or not later than three (3) hours after such time. Borrower agrees that no notice of any sale other than as set out in this paragraph need be given by Trustee, Lender or any other person. Upon the completion of any such sale or sales, Lender shall transfer and deliver, or cause to be transferred and delivered, to the purchaser or purchasers the property so sold, in the manner and form as provided by applicable law, and Lender is hereby irrevocably appointed the true and lawful attorney-in-fact of Borrower, in its name and stead, to make all necessary transfers of property thus sold, and for that purpose Lender may execute and deliver, for and in the name of Borrower, all necessary instruments of assignment and transfer, Borrower hereby ratifying and confirming all that said attorney--in--fact shall lawfully do by virtue hereof. In the case of any sale of the Property pursuant to any judgment or decree of any court at public auction or otherwise, Lender may become the purchaser, and for the purpose of making settlement for or payment of the purchase price, shall be entitled to deliver over and use the Notes or the Guaranty or other evidence of the Debt and Obligations and any claims for the debt in order that there may be credited as paid on the purchase price the amount of the debt. In case of any foreclosure of this Deed of Trust (or the commencement of or preparation therefor) in any court, all expenses of every kind paid or incurred by the Lender for the enforcement, protection or collection of this security, including court costs, attorneys' fees, stenographers' fees, costs of advertising, and costs of title insurance and any other documentary evidence of title, shall be paid by the Borrower. Notwithstanding anything herein to the contrary, any or all of the foregoing may be accomplished in such manner as permitted or required by Section 51.002 of the Texas Property Code relating to the sale of real property or by Chapter 9 of the Texas Uniform Commercial Code relating to the sale of collateral after default by a debtor (as said section and chapter now exist or may be hereafter amended or succeeded), or by any other present or subsequent articles or enactments relating to the same.

Section 14.5. General Provisions Pertaining to Mortgagee-in-Possession or Receiver and other Remedies.

(a) If an Event of Default occurs, any court of competent jurisdiction will, upon application by Lender, appoint a Receiver as designated in the application and issue an injunction prohibiting Borrower from interfering with the Receiver, collecting Rents, disposing of any Rents or any part of the Property, committing waste or doing any other act that will tend to affect the preservation of the Leases, the Rents and the Property and Borrower approves the appointment of the designated Receiver or any other Receiver appointed by the court. Borrower agrees that, to the extent permitted by law, the appointment may be made ex parte and as a matter of right to Lender or Trustee, either before or after sale of the Property, without further notice, and without regard to the solvency or insolvency, at the time of application for the Receiver, of the person or persons, if any, liable for the payment of any portion of the Debt and the performance of any portion of the Obligations and without regard to the value of the Property or whether the Property is occupied as a homestead, to the extent permitted by law, and without bond being required of the applicant.

(b) The Receiver will be vested with the fullest powers permitted by Law including all powers necessary or usual in similar cases for the protection, possession and operation of the Property and all the powers and duties of Lender as a mortgagee-in-possession as provided in this Deed of Trust and may continue to exercise all the usual powers and duties until the Receiver is discharged by the court.

(c) In addition to the Remedies and all other available rights, Lender or the Receiver may take any of the following actions:

(i) take exclusive possession, custody and control of the Property and manage the Property so as to prevent waste;

(ii) require Borrower to deliver to Lender or the Receiver all keys, security deposits, operating accounts, prepaid Rents, past due Rents, the Books and Records and all original counterparts of the Leases and the Property Documents;

(iii) collect, sue for and give receipts for the Rents and, after paying all expenses of collection, including reasonable receiver's, broker's and attorney's fees, apply the net collections to any portion of the Debt selected by Lender in its sole discretion,

(iv) enter into, modify, extend, enforce, terminate, renew or accept surrender of Leases and evict tenants except that in the case of a Receiver, such actions may be taken only with the written consent of Lender as provided in this Deed of Trust and in the Assignment;

(v) enter into, modify, extend, enforce, terminate or renew Property Documents except that in the case of a Receiver, such actions may be taken only with the written consent of Lender as provided in this Deed of Trust and in the Assignment;

(vi) appear in and defend any Proceeding brought in connection with the Property and bring any Proceeding to protect the Property as well as Borrower's and Lender's respective interests in the Property (unless any such Proceeding has been assigned previously to Lender in the Assignment, or if so assigned, Lender has not expressly assigned such Proceeding to the Receiver and consented to such appearance or defense by the Receiver); and

(vii) perform any act in the place of Borrower that Lender or the Receiver deems necessary (A) to preserve the value, marketability or rentability of the Property; (B) upon consent by Lender, to increase the gross receipts from the Property; or (C) otherwise to protect Borrower's and Lender's respective interests in the Property.

(d)   Borrower appoints Lender as Borrower's attorney-in-fact, at Lender's election, to, upon occurrence of an Event of Default, perform any actions and to execute and record any instruments necessary to effectuate the actions described in this Section, in each instance only at Lender's election and only to the extent Borrower has failed to comply with the provisions of this Section.

Section 14.6. General Provisions Pertaining to Foreclosures and the Power of Sale. The following provisions will apply to any Proceeding to foreclose and to any sale of the Property by power of sale or pursuant to a judgment of foreclosure and sale:

(i) Lender's or Trustee's right to institute a Proceeding to foreclose or to sell by power of sale will not be exhausted by a Proceeding or a sale that is defective or not completed;

(ii) a sale pursuant to a judgment of foreclosure and any sale may be postponed or adjourned by Lender by public announcement at the time and place appointed for the sale without further notice;

(iii) with respect to any sale pursuant to a judgment of foreclosure and sale or by power of sale, the Property may be sold as an entirety or in parcels, at one or more sales, at the time and place, on terms and in the order that Lender deems expedient in its sole discretion;

(iv) if a portion of the Property is sold pursuant to this Article, the Loan Documents will remain in full force and effect with respect to any unmatured portion of the Debt and this

Deed of Trust will continue as a valid and enforceable first lien on and security interest in the remaining portion of the Property, subject only to the Permitted Exceptions, without loss of priority and without impairment of any of Lender's or Trustee's rights and remedies with respect to the unmatured portion of the Debt;

(v) Lender may bid for and acquire the Property at a sale and, in lieu of paying cash, may credit the amount of Lender's bid against any portion of the Debt selected by Lender in its sole discretion after deducting from the amount of Lender's bid the expenses of the sale, costs of enforcement and other amounts that Lender is authorized to deduct at Law, in equity or otherwise; and

(vi) Lender's receipt of the proceeds of a sale will be sufficient consideration for the portion of the Property sold and Lender will apply the proceeds as set forth in this Deed of Trust.

Section 14.7. Application of Proceeds. Lender may apply the proceeds of any sale of the Property by power of sale or pursuant to a judgment of foreclosure and sale and any other amounts collected by Lender in connection with the exercise of the Remedies to payment of the Debt in such priority and proportions as Lender may determine in its sole discretion or in such priority and proportions as required by Law.

Section 14.8. Power of Attorney. Borrower appoints Lender as Borrower's attorney-in-fact to perform any actions necessary and incidental to exercising the Remedies.

Section 14.9. Tenant at Sufferance. If Lender, Trustee, or a Receiver enters the Property in the exercise of the Remedies and Borrower is allowed to remain in occupancy of the Property, Borrower will pay to Lender, Trustee, or the Receiver, as the case may be, in advance, a reasonable rent for the Property occupied by Borrower. If Borrower fails to pay the rent, Borrower may be dispossessed by the usual Proceedings available against defaulting tenants.

Section 14.10. Waiver of Deficiency Statute .

(a)   Waiver. In the event an interest in any of the Property is foreclosed upon pursuant to a judicial or nonjudicial foreclosure sale, Borrower agrees as follows: notwithstanding the provisions of Sections 51.003, 51.004, and 51.005 of the Texas Property Code (as the same may be amended from time to time), and to the extent permitted by law, Borrower agrees that Lender shall be entitled to seek a deficiency judgment from Borrower and any other party obligated on the Note equal to the difference between the amount owing on the Note and the amount for which the Property was sold pursuant to judicial or nonjudicial foreclosure sale. Borrower expressly recognizes that this section constitutes a waiver of the above-cited provisions of the Texas Property Code which would otherwise permit Borrower and other persons against whom recovery of deficiencies is sought, or any guarantor, independently (even absent the initiation of deficiency proceedings against them) to present competent evidence of the fair market value of the Property as of the date of the foreclosure sale and offset against any deficiency the amount by which the foreclosure sale price is determined to be less than such fair market value. Borrower further recognizes and agrees that this waiver creates an irrebuttable presumption that the foreclosure sale price is equal to the fair market value of the Property for purposes of calculating deficiencies owed by Borrower, any guarantor, and others against whom recovery of a deficiency is sought.

(b)   Alternative to Waiver. Alternatively, in the event the waiver provided for in subsection (a) above is determined by a court of competent jurisdiction to be unenforceable, the following shall be the basis for the finder of fact's determination of the fair market value of the Property as of the date of the foreclosure sale in proceedings governed by Sections 51.003, 51.004 and 51.005 of the Property Code (as amended from time to time): (i) the Property shall be valued in an "as is" condition as of the date of the foreclosure sale, without any assumption or expectation that the Property will be repaired or improved in any manner before a resale of the Property after foreclosure; (ii) the valuation shall be based upon an assumption that the foreclosure purchaser desires a resale of the Property for cash promptly (but no later than twelve [12] months) following the foreclosure sale; (iii) all reasonable closing costs customarily borne by the seller in commercial real estate transactions should be deducted from the gross fair market value of the Property, including, without limitation, brokerage commissions, title insurance, a survey of the Property, tax prorations, attorneys' fees, and marketing costs; (iv) the gross fair market value of the Property shall be further discounted to account for any estimated holding costs associated with maintaining the Property pending sale, including, without limitation, utilities expenses, property management fees, taxes and assessments (to the extent not accounted for in (iii) above), and other maintenance, operational and ownership expenses; and (v) any expert opinion testimony given or considered in connection with a determination of the fair market value of the Property must be given by persons having at least five (5) years experience in appraising property similar to the Property and who have conducted and prepared a complete written appraisal of the Property taking into consideration the factors set forth above.

ARTICLE XV

LIMITATION OF LIABILITY

Section 15.1. Limitation of Liability.

(a) Notwithstanding any provision in the Loan Documents to the contrary, except as set forth in subsections (b) and (c), if Lender seeks to enforce the collection of the Debt, Lender will foreclose this Deed of Trust instead of instituting suit on the Note. If a lesser sum is realized from a foreclosure of this Deed of Trust and sale of the Property than the then outstanding Debt, Lender will not institute any Proceeding against Borrower or Borrower's general partners, if any, for or on account of the deficiency, except as set forth in subsections (b) and (c).

(b) The limitation of liability in subsection (a) will not affect or impair (i) the lien of this Deed of Trust or Lender's other rights and Remedies under the Loan Documents, including Lender's right as mortgagee or secured party to commence an action to foreclose any lien or security interest Lender has under the Loan Documents; (ii) the validity of the Loan Documents or the Obligations; (iii) Lender's rights under any Loan Documents that are expressly recourse; or (iv) Lender's right to present and collect on any letter of credit or other credit enhancement document held by Lender in connection with the Obligations.

(c) The following are excluded and excepted from the limitation of liability in subsection (a) and Lender may recover personally against Borrower, its general partner and the Guarantor, for the following:

(i) all losses suffered and liabilities and expenses incurred by Lender relating to any fraud, intentional misrepresentation or intentional omission by Borrower or any of Borrower's partners, members, officers, directors, shareholders or principals in connection with (A) the performance of any of the conditions to Lender making the Loan; (B) any inducements to Lender to make the Loan; (C) the execution and delivery of the Loan Documents; (D) any certificates, representations or warranties given in connection with the Loan; or (E) Borrower's performance of the Obligations;

(ii) all Rents derived from the Property after a default under the Loan Documents which default is a basis of a Proceeding by Lender to enforce the collection of the Debt and all moneys that, on the date such a default occurs, are on deposit in one or more accounts used by or on behalf of Borrower relating to the operation of the Property, except to the extent properly applied to payment of Debt Service Payments, Impositions, Insurance Premiums and any reasonable and customary expenses incurred by Borrower in the operation, maintenance and leasing of the Property or delivered to Lender;

(iii) the cost of remediation of any Environmental Activity affecting the Property, any diminution in the value of the Property arising from any Environmental Activity affecting the Property (but only to the extent attributable to the Environmental Activity) and any other losses suffered and liabilities and expenses incurred by Lender relating to a default under the Article entitled "**Environmental**";

(iv) all security deposits collected by Borrower or any of Borrower's predecessors and not refunded to tenants in accordance with their respective Leases, applied in accordance with the Leases or Law or delivered to Lender, and all advance rents collected by Borrower or any of Borrower's predecessors and not applied in accordance with the Leases or delivered to Lender;

(v) the replacement cost of any Fixtures and Personal Property removed from the Property after a default occurs;

(vi) all losses suffered and liabilities and expenses incurred by Lender relating to any acts or omissions by Borrower that result in waste (including economic and non-physical waste) on the Property;

(vii) all protective advances and other payments made by Lender pursuant to express provisions of the Loan Documents to protect Lender's security interest in the Property or to protect the assignment of the property described in and effected by the Assignment, but only to the extent that the Rents would have been sufficient to permit Borrower to make the payment and Borrower failed to do so;

(viii) all mechanics' or similar liens relating to work performed on or materials delivered to the Property prior to Lender exercising its Remedies but only to the extent Lender had advanced funds to pay for the work or materials;

(ix) all Proceeds that are not applied in accordance with this Deed of Trust or not paid to Lender as required under this Deed of Trust;

(x) all losses suffered and liabilities and expenses incurred by Lender relating to a Transfer that is not permitted under the Section entitled "**Permitted Transfers**" including the prohibition on any Transfer that results in a violation of ERISA or any anti-terrorism or money laundering Laws;

(xi) all losses suffered and liabilities and expenses incurred by Lender relating to forfeiture or threatened forfeiture of the Property to the Government;

(xii)   all losses suffered and liabilities and expenses incurred by Lender relating to any default by Borrower under any of the provisions of this Deed of Trust relating to ERISA;

(xiii) all losses suffered and liabilities and expenses incurred by Lender relating to any default under any of the provisions of this Deed of Trust relating to anti-terrorism or money laundering; and

(xiv)   all losses suffered and liabilities and expenses incurred by Lender relating to any default by Borrower under Section 17.2 of this Deed of Trust.


ARTICLE XVI

WAIVERS


SECTION 16.1. WAIVER OF NOTICE. BORROWER WAIVES THE RIGHT TO RECEIVE ANY NOTICE FROM LENDER OR TRUSTEE WITH RESPECT TO THE LOAN DOCUMENTS EXCEPT FOR THOSE NOTICES THAT LENDER OR TRUSTEE IS EXPRESSLY REQUIRED TO DELIVER PURSUANT TO THE LOAN DOCUMENTS.

SECTION 16.2. WAIVER OF MARSHALLING AND OTHER MATTERS. BORROWER WAIVES THE BENEFIT OF ANY RIGHTS OF MARSHALLING OR ANY OTHER RIGHT TO DIRECT THE ORDER IN WHICH ANY OF THE PROPERTY WILL BE (i) SOLD; OR (ii) MADE AVAILABLE TO ANY ENTITY IF THE PROPERTY IS SOLD BY POWER OF SALE OR PURSUANT TO A JUDGMENT OF FORECLOSURE AND SALE. BORROWER ALSO WAIVES THE BENEFIT OF

ANY LAWS RELATING TO APPRAISEMENT, VALUATION, STAY, EXTENSION, REINSTATEMENT, MORATORIUM, HOMESTEAD AND EXEMPTION RIGHTS OR A SALE IN INVERSE ORDER OF ALIENATION.

SECTION 16.3. **WAIVER OF TRIAL BY JURY.** BORROWER WAIVES TRIAL BY JURY IN ANY PROCEEDING BROUGHT BY, OR AGAINST, OR COUNTERCLAIM OR CROSS-COMPLAINT ASSERTED BY OR AGAINST, LENDER OR TRUSTEE RELATING TO THE LOAN, THE PROPERTY DOCUMENTS OR THE LEASES.

SECTION 16.4. **WAIVER OF JUDICIAL NOTICE AND HEARING.** BORROWER WAIVES ANY RIGHT BORROWER MAY HAVE UNDER LAW TO NOTICE OR TO A JUDICIAL HEARING PRIOR TO THE EXERCISE OF ANY RIGHT OR REMEDY PROVIDED BY THE LOAN DOCUMENTS TO LENDER AND BORROWER WAIVES THE RIGHTS, IF ANY, TO SET ASIDE OR INVALIDATE ANY SALE DULY CONSUMMATED IN ACCORDANCE WITH THE PROVISIONS OF THE LOAN DOCUMENTS ON THE GROUND (IF SUCH BE THE CASE) THAT THE SALE WAS CONSUMMATED WITHOUT A PRIOR JUDICIAL HEARING.

SECTION 16.5. **WAIVER OF SUBROGATION.** BORROWER WAIVES ALL RIGHTS OF SUBROGATION TO LENDER'S RIGHTS OR CLAIMS RELATED TO OR AFFECTING THE PROPERTY OR ANY OTHER SECURITY FOR THE LOAN UNTIL THE LOAN IS PAID IN FULL AND ALL FUNDING OBLIGATIONS UNDER THE LOAN DOCUMENTS HAVE BEEN TERMINATED.

SECTION 16.6. **GENERAL WAIVER.** BORROWER ACKNOWLEDGES THAT (A) BORROWER AND BORROWER'S PARTNERS, MEMBERS OR PRINCIPALS, AS THE CASE MAY BE, ARE KNOWLEDGEABLE BORROWERS OF COMMERCIAL FUNDS AND EXPERIENCED REAL ESTATE DEVELOPERS OR INVESTORS WHO UNDERSTAND FULLY THE EFFECT OF THE ABOVE PROVISIONS; (B) LENDER WOULD NOT MAKE THE LOAN WITHOUT THE PROVISIONS OF THIS ARTICLE; (C) THE LOAN IS A COMMERCIAL OR BUSINESS LOAN UNDER THE LAWS OF THE STATE OR COMMONWEALTH WHERE THE PROPERTY IS LOCATED NEGOTIATED BY LENDER AND BORROWER AND THEIR RESPECTIVE ATTORNEYS AT ARMS LENGTH; AND (D) ALL WAIVERS BY BORROWER IN THIS ARTICLE HAVE BEEN MADE VOLUNTARILY, INTELLIGENTLY AND KNOWINGLY, AFTER BORROWER FIRST HAS BEEN INFORMED BY COUNSEL OF BORROWER'S OWN CHOOSING AS TO POSSIBLE ALTERNATIVE RIGHTS, AND HAVE BEEN MADE AS AN INTENTIONAL RELINQUISHMENT AND ABANDONMENT OF A KNOWN RIGHT AND PRIVILEGE. THE FOREGOING ACKNOWLEDGMENT IS MADE WITH THE INTENT THAT LENDER AND ANY SUBSEQUENT HOLDER OF THE NOTE WILL RELY ON THE ACKNOWLEDGMENT.

ARTICLE XVII

NOTICES

Section 17.1. Notices. All acceptances, approvals, consents, demands, notices, requests, waivers and other communications (the "**Notices**") required or permitted to be given under the Loan Documents must be in writing and (a) delivered personally by a process server providing a sworn declaration evidencing the date of service, the individual served, and the address where the service was made; (b) sent by certified mail, return receipt requested; or (c) delivered by nationally recognized overnight delivery service that provides evidence of the date of delivery (for next morning delivery if sent by overnight delivery service), in all cases with charges prepaid addressed to the appropriate party at its address listed below:

If to Lender:

Teachers Insurance and Annuity Association
730 Third Avenue
New York, New York 10017
Attn: Director of Portfolio Management
   Mortgage and Real Estate
   Division

   TIAA Investment ID. # AAA5185
   M- 0006196

with a courtesy copy to:

Teachers Insurance and Annuity Association
730 Third Avenue
New York, New York 10017
Attn: Managing Counsel, New York Office -
   Investment Management Law
   TIAA Investment ID # AAA5185
   M- 0006196

If to Borrower:

Parkway Properties LP
188 East Capitol Street
Suite 1000
Jackson, Mississippi 39201
Attn: CFO
   TIAA Investment ID. # AAA5185
   M- 0006196

with a courtesy copy to:

Forman Perry Watkins Krutz & Tardy LLP
200 S. Lamer Street, Suite 100
Jackson, MS 39201
Attn: Robert C. Hutchison
   TIAA Investment ID. # AAA5185
   M- 0006196

If to Trustee: Mayer Brown Rowe & Maw LLP
                                                  71 South Wacker Drive
                                                  Chicago, Illinois 60606
                                                  Attn: Jack Edelbrock

Lender and Borrower each may change from time to time the address to which Notices must be sent, by notice given in accordance with the provisions of this Section. All Notices given in accordance with the provisions of this Section will be deemed to have been received on the earliest of (i) actual receipt; (ii) Borrower's rejection of delivery; or (iii) 3 Business Days after having been deposited in any mail depository regularly maintained by the United States postal service, if sent by certified mail, or 1 Business Day after having been deposited with a nationally recognized overnight delivery service, if sent by overnight delivery or on the date of personal service, if served by a process server.

Section 17.2.   Change in Borrower's Legal Name, Place of Business or State of Formation. Borrower will notify Lender in writing prior to any change in Borrower's legal name, place of business or state or commonwealth of formation, including as a result of, or in connection with, any Transfer, including any Permitted Transfer.

ARTICLE XVIII

MISCELLANEOUSS

Section 18.1.   Applicable Law. This Deed of Trust is to be governed by and to be construed in accordance with the Laws of the State or Commonwealth in which the Property is located without regard to conflict of law provisions, except to the extent that the Uniform Commercial Code requires otherwise.

Section 18.2.   Usury Limitations.   Borrower and Lender intend to comply with all Laws with respect to the charging and receiving of interest. Any amounts charged or received by Lender for the use or forbearance of the Principal to the extent permitted by Law, will be amortized and spread throughout the Term until payment in full so that the rate or amount of interest charged or received by Lender on account of the Principal does not exceed the Maximum Interest Rate. If any amount charged or received under the Loan Documents that is deemed to be interest is determined to be in excess of the amount permitted to be charged or received at the Maximum Interest Rate, the excess will be deemed to be a prepayment of Principal when paid, without premium, and any portion of the excess not capable of being so applied will be refunded to Borrower. If during the Term the Maximum Interest Rate, if any, is eliminated, then for purposes of the Loan, there will be no Maximum Interest Rate. To the extent that the Texas Finance Code shall govern the Maximum Interest Rate, the same shall be the "weekly ceiling" for all such times; provided that if any applicable Law permits greater interest, the law permitting greater interest shall apply.

Section 18.3. Lender's Discretion. Wherever under the Loan Documents any matter is required to be satisfactory to Lender, Lender has the right to approve or determine any matter or Lender has an election, Lender's approval, determination or election will be made in Lender's reasonable discretion unless expressly provided to the contrary.

Section 18.4. Unenforceable Provisions. If any provision in the Loan Documents is found to be illegal or unenforceable or would operate to invalidate any of the Loan Documents, then the provision will be deemed expunged and the Loan Documents will be construed as though the provision was not contained in the Loan Documents and the remainder of the Loan Documents will remain in full force and effect.

Section 18.5. Survival of Borrower's Obligations. Unless expressly released by Lender, Borrower's representations, warranties and covenants contained in the Loan Documents will continue in full force and effect and survive (i) satisfaction of the Obligations; (ii) release of the lien of this property by Trustee; (iii) assignment or other transfer of all or any portion of Lender's interest in the Loan Documents or the Property; (iv) Lender's or Trustee's exercise of any of the Remedies or any of Lender's or Trustee's other rights under the Loan Documents; (v) a Transfer; (vi) amendments to the Loan Documents; and (vii) any other act or omission that might otherwise be construed as a release or discharge of Borrower.

Section 18.6. Relationship Between Borrower and Lender; No Third Party Beneficiaries.

(a) Lender is not a partner of or joint venturer with Borrower or any other entity as a result of the Loan or Lender's rights under the Loan Documents; the relationship between Lender and Borrower is strictly that of creditor and debtor. Each Loan Document is an agreement between the parties to that Loan Document for the mutual benefit of the parties and no entities other than the parties to that Loan Document will be a third party beneficiary or will have any claim against Lender or Borrower by virtue of the Loan Document. As between Lender and Borrower, any actions taken by Lender under the Loan Documents will be taken for Lender's protection only, and Lender has not and will not be deemed to have assumed any responsibility to Borrower or to any other entity by virtue of Lender's actions.

(b) All conditions to Lender's performance of its obligations under the Loan Documents are imposed solely for the benefit of Lender. No entity other than Lender will have standing to require satisfaction of the conditions in accordance with their provisions or will be entitled to assume that Lender will refuse to perform its obligations in the absence of strict compliance with any of the conditions.

Section 18.7. Partial Reconveyances or Releases, Extensions, Waivers. Lender may: (i) permit the release of any part of the Property from the lien of this Deed of Trust or release any entity obligated for any of the Obligations; (ii) extend the time for payment or performance of any of the Obligations or otherwise amend the provisions for payment or performance by agreement with any entity that is obligated for the Obligations or that has an interest in the Property; (iii) accept additional security for the payment and performance of the Obligations; and (iv) waive any entity's performance of an Obligation, release any entity or individual now or in the future liable for the performance of the Obligation or waive the exercise of any Remedy or option. Lender may exercise any of the foregoing rights without notice, without regard to the amount of any consideration given, without affecting the priority of the Loan Documents, without releasing any entity not specifically released from its obligations under the Loan Documents, without releasing any guarantor(s) or surety(ies) of any of the Obligations, without effecting a novation of the Loan Documents and, with respect to a waiver, without waiving future performance of the Obligation or exercise of the Remedy waived.

Section 18.8. Service of Process. Borrower irrevocably consents to service of process by registered or certified mail, postage prepaid, return receipt requested, to Borrower at its address set forth in the Article entitled "**Notices**".

Section 18.9. Entire Agreement. Oral agreements or commitments between Borrower and Lender to lend money, to extend credit or to forbear from enforcing repayment of a debt, including promises to extend or renew the debt, are not enforceable. Any agreements among Borrower, Lender and Trustee relating to the Loan are contained in the Loan Documents, which contain the complete and exclusive statement of the agreements among Borrower, Lender and Trustee, except as Borrower, Lender and, if applicable, Trustee may later agree in writing to amend the Loan Documents. The language of each Loan Document will be construed as a whole according to its fair meaning and will not be construed against the party by or for whom it was drafted.

Section 18.10. No Oral Amendment. The Loan Documents may not be amended, waived or terminated orally or by any act or omission made individually by Borrower, Lender or Trustee but may be amended, waived or terminated only by a written document signed by the party against which enforcement of the amendment, waiver or termination is sought.

Section 18.11. Lost or Destroyed Note. If the Note is lost, mutilated, destroyed or stolen, Borrower will deliver to Lender a new, substitute note containing the same provisions as the Note, provided that Borrower is furnished with reasonably satisfactory evidence of the loss, mutilation, destruction or theft of the Note.

Section 18.12. Covenants Run with the Land. Subject to the restrictions on transfer contained in the Article entitled "**TRANSFERS, LIENS AND ENCUMBRANCES**", all of the covenants of this Deed of Trust and the Assignment run with the Land, will bind all parties hereto and all tenants and subtenants of the Land or the Improvements and their respective heirs, executors, administrators, successors and assigns, and all occupants and subsequent owners of the Property, and will inure to the benefit of Lender and all subsequent holders of the Note and this Deed of Trust.

Section 18.13. Time of the Essence. Time is of the essence with respect to Borrower's payment and performance of the Obligations.

Section 18.14. Subrogation. If the Principal or any other amount advanced by Lender is used directly or indirectly to pay off, discharge or satisfy all or any part of an encumbrance affecting the Property, then Lender is subrogated to the encumbrance and to any security held by the holder of the encumbrance, all of which will continue in full force and effect in favor of Lender as additional security for the Obligations.

Section 18.15. Joint and Several Liability. If Borrower consists of more than one person or entity, the obligations and liabilities of each such person or entity under this Deed of Trust are joint and several.

Section 18.16. Successors and Assigns. The Loan Documents bind the parties to the Loan Documents and their respective successors, assigns, heirs, administrators, executors, agents and representatives and inure to the benefit of Lender and its successors, assigns, heirs, administrators, executors, agents and representatives and to the extent applicable inure to the benefit of Trustee and its successors, assigns, heirs, administrators, executors, agents and representatives.

Section 18.17. Duplicates and Counterparts. Duplicate counterparts of any of the Loan Documents, other than the Note, may be executed and together will constitute a single original document.

Section 18.18. Severability. The invalidity, illegality or unenforceability of any provision of any of the Loan Documents will not affect any other provisions of the Loan Documents, which will be construed as if the invalid, illegal or unenforceable provision never had been included.

Section 18.19. Jurisdiction and Venue. All legal proceedings arising out of this instrument shall be litigated in the state or federal courts located in New York City and Borrower hereby consents and submits to the jurisdiction of such courts. Borrower hereby waives any right it may have to transfer or change the venue of any litigation brought against Borrower by Lender arising out of this instrument and agrees to institute any such litigation only in the aforesaid courts.

ARTICLE XIX

TRUSTEE PROVISIONS

Section 19.1. Acceptance of Trust.

(a) Trustee accepts this Trust upon recordation of this Deed of Trust as provided by Law. Except as provided by Law, Trustee is not obligated to notify any party of a pending sale under this Deed of Trust or of a Proceeding in which Borrower, Lender or Trustee is a party.

(b) The Lender, with or without cause, is authorized either in its own name or through an attorney or an attorney-in-fact appointed for the purpose by written instrument duly recorded and without any formality other than a designation in writing of a successor substitute trustee, to appoint a successor or substitute trustee who shall thereupon become vested with and succeed to all the rights, title and powers given to the Trustee herein named, the same as if the successor or substitute trustee had been named original Trustee herein; and such right to appoint a successor or substitute trustee shall exist as often and whenever Lender desires.

(c) Trustee, or anyone acting in its stead, shall have, in its discretion, authority to employ all proper agents and attorneys in the execution of this trust and in the conducting of any sale made pursuant to the terms hereof, and to pay for such services rendered out of the proceeds of the sale of the Premises, should any be realized; and if no sale be made or if the proceeds of sale be insufficient to pay the same, then Grantor hereby undertakes and agrees to pay the costs of such services rendered to Trustee.

(d) If Trustee shall be made a party to or shall intervene in any action or proceeding affecting the Premises or the title thereto, or the interest of Trustee or Lender under this Deed of Trust, **WITHOUT REGARD TO THE SOLE OR CONCURRENT, ACTIVE OR PASSIVE, IMPUTED, TECHNICAL OR OTHER NEGLIGENCE, FAULT OR STRICT LIABILITY ON THE PART OF TRUSTEE OR BENEFICIARY** except for any action or proceeding arising out of the willful misconduct or, to the extent prohibited by law, the gross negligence of Trustee or Lender, Trustee and Lender shall be reimbursed by Borrower, immediately and without demand, for all reasonable costs, charges and attorneys' fees incurred by them or any of them in any case, and the same shall become so much additional indebtedness secured hereby.

(e) At any time and from time to time, without liability therefor and without notice, upon written request of Lender and presentation of this Deed of Trust for endorsement, and without affecting the personal liability of any Person with respect to any of the Liabilities or the effect of this Deed of Trust upon the remainder of the Collateral, Trustee may (i) release any part of the Collateral, (ii) consent in writing to the making of any map or plat thereof, (iii) join in granting any easement thereon; or (iv) join in any extension agreement subordinating the Lien or charge hereof, or other agreement or document relating hereto or to the Collateral.

IN WITNESS WHEREOF, Borrower has executed and delivered this Deed of Trust as of the date first set forth above.

PARKWAY PROPERTIES LP, a Delaware limited partnership

By: Parkway Properties General Partners, Inc., its sole general partner, a Delaware corporation

By:_____
       William R. Flatt
       Executive Vice President & CFO

By:_____
       Roy Butts
       Senior V.P.

STATE OF _____ §
§
COUNTY OF _____ §

      This instrument was acknowledged before me on the _____ day of December, 2005, by William R. Flatt, Executive Vice President & CFO of Parkway Properties General Partners, Inc., a Delaware corporation, general partner of Parkway Properties, LP, a Delaware limited partnership, on behalf of said corporation and limited partnership.

[SEAL]

          _____
          Notary Public, State of _____

          Printed Name: _____

          My Commission Expires: _____

STATE OF _____ §
                                  §
COUNTY OF _____ §

   This instrument was acknowledged before me on the _____ day of December, 2005, by Roy Butts, Senior V.P. of Parkway Properties General Partners, Inc., a Delaware corporation, general partner of Parkway Properties, LP, a Delaware limited partnership, on behalf of said corporation and limited partnership.

[SEAL]

        _____
        Notary Public, State of _____

        Printed Name: _____

        My Commission Expires: _____

<u>Exhibit A</u>

LEGAL DESCRIPTION

METES AND BOUNDS DESCRIPTION FOR 5.9267 ACRES (258,169 SQ. FT.) OF LAND BEING THAT SAME 5.926 ACRE TRACT CONVEYED TO PARKWAY PORTFOLIO I, LLC, RECORDED IN HARRIS COUNTY CLERK'S FILE NUMBER S879875, BEING ALL OF RESTRICTED RESERVE "G", GREENS CROSSING, SECTION FOUR, A SUBDIVISION RECORDED IN VOLUME 308, PAGE 2, HARRIS COUNTY MAP RECORDS, IN THE W.C.R.R. CO. SURVEY SECTION 17, A-889, CITY OF HOUSTON, HARRIS COUNTY, TEXAS.

BEGINNING: At a set 5/8-inch iron rod in the west line of Greens Parkway, a 90-foot right-of-way, said point also being the most easterly northeast corner of Restricted Reserve "G";

THENCE: South 02 deg 34 min 47 sec East, along the west line of Greens Parkway, 249.00 feet to a found 5/8-inch iron rod with cap for the southeast corner of the herein described tract of land;

THENCE: Departing said right-of-way line at a right angle South 87 deg 25 min 13 sec West, 103.91 feet to a found 5/8-inch iron rod for corner;

THENCE: South 61 deg 51 min 29 sec West, 124.20 feet to a found 5/8-inch iron rod for corner;

THENCE: South 87 deg 25 min 13 sec West, 73.87 feet to a found 5/8-inch iron rod for corner;

THENCE: South 02 deg 34 min 47 sec East, 176.50 feet to a set 5/8-inch iron rod for corner;

THENCE: South 87 deg 25 min 13 sec West, 322.75 feet to a set 5/8-inch iron rod for the southwest corner of the herein described tract of land;

THENCE: North 02 deg 34 min 47 sec West, 186.50 feet to a found 5/8-inch iron rod for corner;

THENCE: North 87 deg 25 min 13 sec East, 16.75 feet to a found 5/8-inch iron rod for corner;

THENCE: North 02 deg 34 min 47 sec West, 121.97 feet to a found 5/8-inch iron rod with cap for corner;

THENCE: North 28 deg 08 min 31 sec West, 108.90 feet to a found 5/8-inch iron rod for corner;

THENCE: North 02 deg 34 min 47 sec West, 112.38 feet to a found 5/8-inch iron rod for corner in the southerly right-of-way line of West Greens Road, 100-foot right-of-way, the northwest corner of the herein described tract of land;

THENCE: North 87 deg 25 min 13 sec East, along the south line of West Greens Road, 401.74 feet to a found 5/8-inch iron rod being the beginning of a tangent curve to the right;

THENCE: 70.77 feet along the arc of said curve and right-of-way line (radius equals 500.00 feet, central angle equals 08 deg 06 min 35 sec, a chord distance equals 70.71 feet, and chord bearing equals South 88 deg 31 min 30 sec East) to a found 5/8-inch iron rod for a point of reverse curvature;

THENCE: 70.77 feet along the arc of a reverse curve to the left and said right-of-way line (radius equals 500.00 feet, central angle equals 08 deg 06 min 35 sec, chord distance equals 70.71 feet, and chord bearing equals South 88 deg 31 min 30 sec East) to a set 5/8-inch iron rod for a point of tangency;

THENCE: North 87 deg 25 min 13 sec East, continue along the south line of West Greens Road, 80.00 feet to a found 5/8-inch iron rod for the most northerly northeast corner;

THENCE: South 02 deg 34 min 47 sec East, 10.00 feet to a set 5/8-inch iron rod for corner;

THENCE: South 47 deg 34 min 47 sec East, 28.28 feet to the POINT OF BEGINNING and containing 5.9267 acres or 258,169 square feet of land, more or less.

10 FOOT STORM SEWER EASEMENT IN THE HOTEL PARCEL
H.C.C.F. NO. J266607

METES AND BOUND DESCRIPTION OF 0.0565 ACRE (2460 SQUARE FEET) OF LAND OUT OF RESTRICTED RESERVE "C", GREENS CROSSING, SECTION FOUR, A SUBDIVISION RECORDED IN VOLUME 308, PAGE 2, HARRIS COUNTY MAP RECORDS, ALSO BEING OUT OF THE W.C. R.R. AND COMPANY SURVEY, SECTION 17, ABSTRACT 889, HARRIS COUNTY, TEXAS.

COMMENCING: At a found 5/8-inch iron rod in the west line of Greens Parkway, a 90-foot right-of-way, said iron rod also being the most easterly northeast corner of Restricted Reserve "C" and the easterly southeast corner of Restricted Reserve "G";

THENCE: Departing said Greens Parkway in a westerly direction at right angle, South 87 deg 25 min 13 sec West, along the common north boundary line of Restricted Reserve "C" and the south boundary of Restricted Reserve "G", 20.00 feet to the POINT OF BEGINNING;

THENCE: Departing said common boundary line of Restricted Reserves "C" and "G" at right angle, and west of and parallel with said Greens Parkway right-of-way, South 02 deg 34 min 47 sec East, 216.00 feet for a corner;

THENCE: Departing said parallel line, North 87 deg 25 min 13 sec East, 20.00 feet for a corner on the west line of said Greens Parkway, same being the east line of Restricted Reserve "C";

THENCE: Along said common line of Greens Parkway and Restricted Reserve "C", South 02 deg 34 min 47 sec East, 10.00 feet for a corner;

THENCE: Departing said common line at right angle, South 87 deg 25 min 13 sec West, 30.00 feet for a corner;

THENCE: Departing said corner, west of and parallel with said Greens Parkway, North 02 deg 34 min 47 sec West, 226.00 feet for a corner on the common boundary line of Restricted Reserves "C" and "G";

THENCE: Along said common boundary line of Restricted Reserves "C" and "G", North 87 deg 25 min 13 sec East, 10.00 feet to the POINT OF BEGINNING and containing 0.0565 acre or 2460 square feet of land.

PARTIAL OF THE 16' U.E. (H.C.C.F. NO. H849250)
IN THE HOTEL PARCEL

METES AND BOUNDS DESCRIPTION FOR 0.0393 ACRE (1711.40 SQ. FT.) OF LAND OUT OF RESTRICTED RESERVE "C" GREENS CROSSING SECTION FOUR, A SUBDIVISION RECORDED IN VOLUME 308, PAGE 2 H.C.M.R., ALSO BEING OUT OF W.C.R.R. CO. SURVEY, SECTION 17, ABSTRACT 889, HARRIS COUNTY, TEXAS.

BEGINNING: At a found 5/8-inch iron rod in the west line of Greens Parkway, a 90-foot right of way, said point also being the most easterly northeast corner of Restricted Reserve "C" and the easterly southeast corner of Restricted Reserve "G" and the POINT OF BEGINNING of the herein described tract;

THENCE: South 02 deg 34 min 47 sec East, 6.00 feet along the west line of said Greens Parkway for a corner;

THENCE: South 87 deg 25 min 13 sec departing the west line of said Greens parkway, 102.55 feet for a corner running parallel with the common boundary line of Restricted Reserve "G" and Restricted Reserve "C";

THENCE: South 61 deg 51 min 29 sec West, 124.20 feet for a corner;

THENCE: South 87 deg 25 min 13 sec West, 55.31 feet for a corner;

THENCE: North 47 deg 34 min 47 sec West, 8.49 feet to the common south boundary line of Restricted Reserve "G" and north boundary line of Restricted Reserve "C" for a corner;

THENCE: North 87 deg 25 min 13 sec East, along the common boundary line of Restricted Reserve "G" and of Restricted Reserve "C", 59.95 feet to a found 5/8-inch iron rod for a corner;
THENCE: North 61 deg 51 min 29 sec East, along a common boundary line of Restricted Reserve "G" and of Restricted Reserve "C", 124.20 feet to a found 5/8-inch iron rod for a corner;

THENCE: North 87 deg 25 min 13 sec East, along the common boundary line of Restricted Reserve "G" and of Restricted Rese5rve "C", 103.91 feet to the POINT OF BEGINNING and containing an area of 0.0393 acre (1711.40 square feet) more or less.

Exhibit B

DEFINITIONS

"**Acceleration**" is defined in Section 14.2(a)(i).

"**Accumulations**" is defined in Section 2.1(xii).

"**Accumulations Depositary**" is defined in Section 6.2(a).

"**Additional Funds**" is defined in Section 7.4(v).

"**Affiliate**" means, with respect to any person or entity, another person or entity under common ownership or control (direct or indirect) with such person or entity

"**Allocated Loan Value**" means the amount of the Loan allocated to the Outgoing Property by Lender as set forth in Exhibit E hereto, or if the Outgoing Property has been subjected to this Deed of Trust as part of an earlier Substitution, the Substitution Loan Value for the Outgoing Property established pursuant to such earlier Substitution.

"**Annual Financial Statement**" is defined in Section 10.1(a).

"**Assessments**" is defined as all assessments now or hereafter levied, assessed or imposed against the Property.

"**Assignment**" is defined as the Assignment of Leases and Rents dated of even date with this Deed of Trust made by Borrower for the benefit of Lender.

"**Bankruptcy Code**" means Title 11 of the United States Code.

"**Borrower**" is defined in the introductory paragraph.

"**Budget**" is defined in Section 10.2.

"**Business Days**" is defined as any day on which commercial banks are not authorized or required by Law to close in New York, New York.

"**Casualty**" is defined as damage to or destruction of the Property by fire or other casualty.

"**Code**" is defined as the Internal Revenue Code of 1986 and the regulations promulgated thereunder.

"**Commitment**" means that certain Loan Application and Commitment Agreement dated October 28, 2005, between Borrower and Lender as heretofore and as may be hereafter amended.

"**Condemnation**" is defined as the permanent or temporary taking of all or any portion of the Property, or any interest therein or right accruing thereto, by the exercise of the right of eminent domain (including any transfer in lieu of or in anticipation of the exercise of the right), inverse condemnation or any similar injury or damage to or decrease in the value of the Property, including severance and change in the grade of any streets and a Condemnation will be deemed to have occurred on the date title to the property taken passes or if the Condemnation is temporary, on the date Borrower no longer has use of the affected property.

"**Condemnation Awards**" is defined in Section 2.1(viii).

"**Condemnation Proceeding**" is defined as a Proceeding that could result in a Condemnation.

"**Consolidated Subsidiary**" of a Person shall mean, at any time, any Subsidiary or other entity the accounts of which would in accordance with GAAP be consolidated with those of such Person in its consolidated financial statements as of such time

"**CPA**" is defined as an independent certified public accountant satisfactory to Lender.

"**Debt**" is defined in Section 3.1.

"**Debt Service Coverage Ratio**" means the Net Operating Income or Projected Net Operating Income, as the case may be, of the Subject Property divided by the amount of scheduled annual payments of Debt Service Payments.

"**Debt Service Payments**" is defined as the monthly installments of principal and interest payable by Borrower to Lender as set forth in the Note.

"**Deed of Trust**" is defined as this Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement.

"**Default Interest Rate**" is defined as the lower of 5.0% per annum or the Maximum Interest Rate, if any.

"**Destruction Event**" is defined in Section 7.4.

"**Environmental Activity**" is defined as any actual, suspected or threatened abatement, cleanup, disposal, generation, handling, manufacture, possession, release, remediation, removal, storage, transportation, treatment or use of any Hazardous Material. The actual, suspected or threatened presence of any Hazardous Material, or the actual, suspected or threatened noncompliance with any Environmental Laws, will be deemed Environmental Activity.

"**Environmental Laws**" is defined as all Laws pertaining to health, safety, protection of the environment, natural resources, conservation, wildlife, waste management, Environmental Activities and pollution.

"**Environmental Report**" is defined as Phase I Environmental Site Assessment report and an Environmental Regulatory Compliance Assessment report, dated: December 2005, prepared by ENSR International.

"**ERISA**" is defined in Section 8.3(a).

"**Event of Default**" is defined in Section 14.1.

"**Executive Order**" is defined in Section 8.4.

"**Existing General Partners**" is defined in Section 12.1(b).

"**Existing Limited Partners**" is defined in Section 12.1(b).

"**Expenses**" is defined in Section 11.1(a).

"**Financial Books and Records**" is defined as detailed accounts of the income and expenses of the Property and of Borrower and all other data, records and information that either are specifically referred to in the Article entitled "**FINANCIAL REPORTING**" or are necessary to the preparation of any of the statements, reports or certificates required under such Article and includes all supporting schedules prepared or used by the CPA in auditing the Annual Financial Statement or in issuing its opinion.

"**Fixtures**" is defined as all of the Property that constitutes "fixtures" as defined in the Uniform Commercial Code.

"**Fiscal Year**" is defined as any calendar year or partial calendar year during the Term.

"**Fixed Interest Rate**" is defined as 6.21% per annum.

"**Government**" is defined as any federal, state or municipal governmental or quasi-governmental authority including any executive, legislative or judicial branch, division and any subdivision or agency of any of them and any entity to which any of them has delegated authority.

"**Hazardous Materials**" is defined as (i) any by-product, chemical, compound, contaminant, pollutant, product, substance, waste or other material that is hazardous or toxic, (ii) any by-product, chemical, compound, contaminant, pollutant, product, substance, waste or other material, the abatement, cleanup, discharge, disposal, emission, exposure to, generation, handling, manufacture, possession, presence, release, removal, remediation, storage, transportation, treatment or use of which is controlled, prohibited or regulated by any Environmental Laws, including asbestos, petroleum, petroleum products and polychlorinated biphenyls and (iii) mold, mildew, fungi, bacteria, viruses and other microbial matter.

"**Imposition Penalty Date**" is defined in Section 6.1(a).

"**Impositions**" is defined as all Taxes, Assessments, ground rent, if any, water and sewer rents, fees and charges, levies, permit, inspection and license fees and other dues, charges or impositions, including all charges and license fees for the use of vaults, chutes and similar areas adjoining the Land, maintenance and similar charges and charges for utility services, in each instance whether now or in the future, directly or indirectly, levied, assessed or imposed on the Property or Borrower and whether levied, assessed or imposed as excise, privilege or property taxes.

"**Improvements**" is defined in Section 2.1(ii).

"**Insurance Premiums**" is defined as all present and future premiums and other charges due and payable on policies of fire, rental value and other insurance covering the Property and required pursuant to the provisions of this Deed of Trust.

"**Insurance Proceeds**" is defined in Section 2.1(ix).

"**Insurers**" is defined in Section 7.1(c).

"**Institutional Investor**" is defined as any bank, savings institution, charitable foundation, insurance company, real estate investment trust, pension fund or investment advisor registered under the Investment Advisors Act of 1940, as amended, and acting as trustee or agent.

"**Interest**" is defined as the fixed interest payable under the Note at the Fixed Interest Rate and any other sums which are deemed to be interest under Law.

"**Land**" is defined in the Recitals.

"**Late Charge**" is defined in the Note.

"**Law**" is defined as all present and future codes, constitutions, cases, opinions, rules, manuals, regulations, determinations, laws, orders, ordinances, requirements and statutes, as amended, of any Government that affect or that may be interpreted to affect the Property, Borrower or the Loan, including amendments and all guidance documents and publications promulgated thereunder.

"**Leases**" is defined as all present and future leases, subleases, licenses and other agreements for the use and occupancy of the Land and Improvements, any related guarantees and including any use and occupancy arrangements created pursuant to Section 365 (h) of the Bankruptcy Code or otherwise in connection with the commencement or continuation of any bankruptcy, reorganization, arrangement, insolvency, dissolution, receivership or similar Proceedings, or any assignment for the benefit of creditors, in respect of any tenant or other occupant of the Land and Improvements.

"**Lender**" is defined in the introductory paragraph.

"**Loan**" is defined in the Recitals.

"**Loan Documents**" is defined as the Note, this Deed of Trust, the Assignment and all documents now or hereafter executed by Borrower or held by Lender or Trustee relating to the Loan, including all amendments but excluding any indemnities or guaranties delivered in connection with the Loan.

"**Loan to Value Ratio**" is defined as the ratio of (x) the Unamortized Allocated Loan Value associated with the Subject Property (or any subset thereof) to (y) the value of such Subject Property (or subset thereof) as determined by an appraisal satisfactory to Lender prepared by an appraiser appointed by Lender.

"**Major Lease**" is defined as: (i) a lease of any full floor in a building; (ii) a lease demising, in the aggregate, 25,000 square feet or more of rentable square feet; (iiii) a lease representing 10% or more of rentable square feet of a building or 50% or more of the gross revenues of any building.

"**Material Environmental Contamination**" is defined as contamination of the Property with Hazardous Materials (i) that constitutes a violation of one or more Environmental Laws; (ii) for which there is a significant possibility that remediation will be required under Environmental Laws; (iii) that results in a material risk of liability or expense to Lender; or (iv) that diminishes the value of the Property.

"**Maturity Date**" is defined in the Recitals.

"**Maximum Interest Rate**" is defined as the maximum rate of interest, if any, permitted by Law as of the date of this Deed of Trust to be charged with respect to the Loan.

"**Net Operating Income**" means the total gross rental income and expense reimbursements received during the most recent 12-month period, plus other recurring income received during the most recent 12-month period, less actual operating expenses for the most recent 12-month period.

"**New Property**" means real property owned by Borrower, and acceptable to Lender in its sole discretion as provided below, in which a security interest is granted to Lender as part of a Substitution.

"**Note**" is defined in the Recitals.

"**Note Payments**" is defined in the Note.

"**Notices**" is defined in Section 17.1.

"**Obligations**" is defined in Section 3.1.

"**Outgoing Property**" means the Property, i.e., the real property that is subject to this Deed of Trust.

"**Partial Release**" means a transaction complying with the terms and conditions of <u>Section 12.4</u>, in which the Outgoing Property is released from the lien of this Deed of Trust in exchange for payments of Loan principal and associated prepayment premiums.

"**Permitted Exceptions**" is defined as the matters shown in Schedule B, Part 1 and 2 of the title insurance policy insuring the lien of this Deed of Trust.

"**Permitted Transfers**" is defined in Section 12.2(b).

"**Permitted Use**" is defined as use as a first-class commercial office building and uses incidentally and directly related to such use.

"**Personal Property**" is defined as the Property, other than Fixtures, the Land or the Improvements.

"**Policies**" is defined in Section 7.1(b).

"**Prepayment Premium**" is defined in the Note.

"**Principal**" is defined in the Recitals.

"**Proceeding**" is defined as a pending or threatened action, claim or litigation before a legal, equitable or administrative tribunal having proper jurisdiction.

"**Proceeds**" is defined in Section 7.2(c).

"**Prohibited Person**" is defined in Section 8.4

"**Projected Expenses**" means those fixed and operating expenses for the same 12-month period used for determining Projected Net Operating Income as projected by Borrower (and approved by Lender, but in no event less than expenses for the prior 12-month period adjusted upward by an inflation factor reasonably selected by Lender) that are customary and necessary to the normal operation of a like-kind property in the same submarket where the property is located, including security, building services, employee salaries and benefits, cleaning costs, all utilities, repairs and maintenance, insurance premiums, real estate taxes and a market based management fee.

"**Projected Net Operating Income**" means the gross rental income, expense reimbursements and other recurring income, all as projected by Borrower (and approved by Lender) to be received over the subsequent 12-month period from tenants in occupancy and paying rent (or anticipated to take occupancy and commence paying rent) during the 12-month period (but, only to the extent of the rent payable prior to the lease expiration date if the lease expires during the 12-month period) less Projected Expenses, all as reasonably approved by Lender.

"**Property**" is defined in Section 2.1.

"**Property Documents**" is defined in Section 2.1(v).

"**Receiver**" is defined as a receiver, custodian, trustee, liquidator or conservator of the Property.

"**Release Property**" means the real property that is the subject of a Partial Release pursuant to the terms of Section 12.4(b) hereof.

"**Remedies**" is defined in Section 14.2(a).

"**Rents**" is defined as all present and future rents, prepaid rents, percentage, participation or contingent rents, issues, profits, proceeds, parking fees, revenues and other consideration accruing under or in connection with the Leases or otherwise derived from the use and occupancy of the Land or the Improvements, including tenant contributions to expenses, security deposits and royalties, if any, all other fees or payments paid to or for the benefit of Borrower, including liquidated damages after a default under a Lease, any termination, cancellation, modification or other fee or premium payable by a tenant for any reason, the proceeds of any rental insurance and any payments received pursuant to Sections 502(b) or 365 of the Bankruptcy Code or otherwise in connection with the commencement or continuance of any bankruptcy, reorganization, arrangement, insolvency, dissolution, receivership or similar proceedings, or any assignment for the benefit of creditors, in respect of any tenant or other occupant of the Land or the Improvements and all claims as a creditor in connection with any of the foregoing.

"**Restoration**" is defined as the restoration of the Property after a Destruction Event as nearly as possible to its condition immediately prior to the Destruction Event, in accordance with the plans and specifications, in a first-class workmanlike manner using materials substantially equivalent in quality and character to those used for the original improvements, in accordance with Law and free and clear of all liens, encumbrances or other charges other than this Deed of Trust and the Permitted Exceptions.

"**Restoration Completion Date**" is defined in Section 7.4(viii).

"**Restoration Funds**" is defined in Section 7.5(b).

"**Subject Property**" means all real property securing the Loan, as initially set forth on Exhibit C to the Commitment, as such property may change from time to time based upon Substitution and Releases permitted hereunder.

"**Substitute Mortgage**" means a mortgage, deed of trust or deed to secure debt made by Borrower in favor of Lender, securing the Loan, encumbering New Property, substantially identical in form and substance to this Deed of Trust, with such modifications as Lender shall determine are necessary to conform such document to the laws of the State or Commonwealth in which the New Property is situated.

"**Substitution**" means a transaction complying with the terms and conditions of Section 12.4, in which the Outgoing Property is released from the lien of this Deed of Trust in exchange for which Lender is granted a lien on a New Property or New Properties pursuant to a Substitute Mortgage or Substitute Mortgages.

"**Tax Agreement**" is defined as that certain Real Estate Tax Escrow and Security Agreement of even date herewith among Borrower, Lender and Columbia National Real Estate Finance, LLC and consented to by First Tennessee Bank, National Association

"**Taxes**" is defined as all present and future real estate taxes or personal property taxes, if any, levied, assessed or imposed against the Property.

"**Term**" is defined as the scheduled term of this Deed of Trust commencing on the date Lender makes the first disbursement of the Loan and terminating on the Maturity Date.

"**Transaction Fee**" shall mean $20,000.

"**Transfer**" is defined in Section 12.1(a).

"**Unamortized Allocated Loan Value**" means the Allocated Loan Value, reduced from time to time by the pro-rata amount of the aggregate of payments of Principal under the Note, such payments of Principal being pro-rated according to the proportion that the Allocated Loan Value bears to the original face amount of the Note.

"**Uniform Commercial Code**" is defined as the Uniform Commercial Code as in effect from time to time in the jurisdiction where the Land is located or, to the extent required by the Uniform Commercial Code, where the Borrower is located, as applicable.

Exhibit C

RULES OF CONSTRUCTION

(a) References in any Loan Document to numbered Articles or Sections are references to the Articles and Sections of that Loan Document. References in any Loan Document to any numbered or lettered Exhibits or Schedules are references to the Exhibits or Schedules attached to that Loan Document, all of which are incorporated in and constitute a part of that Loan Document. Article, Section, Exhibit and Schedule captions used in any Loan Document are for reference only and do not describe or limit the substance, scope or intent of that Loan Document or the individual Articles, Sections, Exhibits or Schedules of that Loan Document.

(b) The terms "include", "including" and similar terms are construed as if followed by the phrase "without limitation".

(c) The terms "Land", "Improvements", "Fixtures", "Personal Property", "Condemnation Awards", "Insurance Proceeds" and "Property" are construed as if followed by the phrase "or any part thereof".

(d) Any agreement by or duty imposed on Borrower in any Loan Document to perform any obligation or to refrain from any act or omission constitutes a covenant running with the ownership or occupancy of the Land and the Improvements, which will bind all parties hereto and their respective successors and assigns, and all lessees, subtenants and assigns of same, and all occupants and subsequent owners of the Property, and will inure to the benefit of Lender and all subsequent holders of the Note and this Deed of Trust and includes a covenant by Borrower to cause its partners, members, principals, agents, representatives and employees to perform the obligation or to refrain from the act or omission in accordance with the Loan Documents. Any statement or disclosure contained in any Loan Document about facts or circumstances relating to the Property, Borrower or the Loan constitutes a representation and warranty by Borrower made as of the date of the Loan Document in which the statement or disclosure is contained.

(e) The term "to Borrower's knowledge" is construed as meaning to the best of Borrower's knowledge after diligent inquiry.

(f) The singular of any word includes the plural and the plural includes the singular. The use of any gender includes all genders.

(g) The terms "person", "party" and "entity" include natural persons, firms, partnerships, limited liability companies and partnerships, corporations and any other public or private legal entity.

(h) The term "provisions" includes terms, covenants, conditions, agreements and requirements.

(i) The term "amend" includes modify, supplement, renew, extend, replace or substitute and the term "amendment" includes modification, supplement, renewal, extension, replacement and substitution.

(j) Reference to any specific Law or to any document or agreement, including the Note, this Deed of Trust, any of the other Loan Documents, the Leases and the Property Documents includes any future amendments to the Law, document or agreement, as the case may be.

(k) No inference in favor of or against a party with respect to any provision in any Loan Document may be drawn from the fact that the party drafted the Loan Document.

(l) The term "certificate" means the sworn, notarized statement of the entity giving the certificate, made by a duly authorized person satisfactory to Lender affirming the truth and accuracy of every statement in the certificate. Any document that is "certified" means the document has been appended to a certificate of the entity certifying the document that affirms the truth and accuracy of everything in the document being certified. In all instances the entity issuing a certificate must be satisfactory to Lender.

(m) Any appointment of Lender as Borrower's attorney-in-fact is irrevocable and coupled with an interest. Lender may appoint a substitute attorney-in-fact. Borrower ratifies all actions taken by the attorney-in-fact but, nevertheless, if Lender requests, Borrower will specifically ratify any action taken by the attorney-in-fact by executing and delivering to the attorney-in-fact or to any entity designated by the attorney-in-fact all documents necessary to effect the ratification.

(n) Any document, instrument or agreement to be delivered by Borrower will be in form and content satisfactory to Lender.

(o) All obligations, rights, remedies and waivers contained in the Loan Documents will be construed as being limited only to the extent required to be enforceable under the Law.

(p) The unmodified word "days" means calendar days.

(q) The specification of any condition or right to act accruing to Lender "during the continuance of an Event of Default" "while an Event of Default is continuing" or words of like import do not constitute an implied right to cure any Event of Default, any such cure rights being expressly set forth in the Loan Documents.

Exhibit D

Property Documents

Those documents set forth within the policy of title insurance for the Property issued to Lender in connection with the granting of the Loan.

Management and leasing agreements between the Borrower and various affiliates of Borrower, which may be canceled upon 30 days notice or less.

<u>Exhibit E</u>

Allocated Loan Value

Property	Allocated Loan Amount
Hillsboro I-IV	$ 7,500,000
Hillsboro V	$11,000,000
One Commerce Green	$21,000,000
Comerica Bank Building	$15,000,000
Peachtree Dunwoody Pavilion	$31,500,000